EXHIBIT 99.1

Westlake Village, California, December 31, 2007

Convergence Ethanol, Inc. (CETH.OB) today announced that the Company filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code (the "CETH Bankruptcy Petition"). The CETH Bankruptcy Petition was filed in the United States Bankruptcy Court in the Southern District of Texas, Case No. 07-38717 on December 21, 2007.

In our 10-QSB/A filed for the Quarter ending June 30, 2007, we notified the public that the Company's working capital was not sufficient to satisfy our immediate working capital requirements and should we be unable to raise the required funds, our ability to finance our continued operations will be materially adversely affected. These conditions raised substantial doubt as to the Company's ability to continue as a going concern.

The Company's last real hope of meeting its working capital requirements was by borrowing additional funds from our existing lender, GCA Strategic Investment Fund Limited ("GCA") but, negotiations with GCA broke down. They elected to not make additional loans to fund our operations. Without GCA's financial assistance and their full cooperation the Company's ability to obtain funding from other independent sources evaporated.

The Board of Directors believes that the Company's only and best option is to liquidate our assets and distribute any realized proceeds to our creditors. We do not believe that our assets have sufficient value upon liquidation to repay our creditors in full. We do not expect any distribution to our shareholders.

Chapter 7 permits a company to liquidate its assets under bankruptcy court supervision. Civil lawsuits pending against the Company should be stayed.

The resignations of Mr. James A. Latty as President, CEO and Chairman of the Board of Directors and Ms. Miriam Wolverton as Senior Corporate Controller were submitted effective as of December 14, 2007 and December 15, 2007, respectively.

The resignations of Mr. Richard W. York, CFO and Mr. Steven Newsom, Director were submitted effective as of December 31, 2007.

It should be noted that the officers and directors of the Corporation worked diligently and did everything they could to try to save it. This included working without pay for a considerable length of time. Mr. Latty and Ms. Wolverton worked without pay since May, 2007; Mr. York since June, 2007; and Mr. Newsom since January, 2007. Unfortunately, in spite of their best efforts, the officers and directors were unable to overcome the many hurdles presented to the Corporation.

The Directors of the Corporation felt it would be of interest to the public to present some of the hurdles that led to its demise. That brief presentation follows:

Exhibit C

TABLE OF CONTENTS
BY-LAWS

BY-LAWS

OF

MEMS USA, Inc.

A NEVADA CORPORATION

ARTICLE ONE
OFFICES

Section 1.1 <u>Principal Office</u> - The principal office of MEMS USA, Inc. (the "Corporation") shall be located in such state or county as the Board of Directors of the Corporation may designate. The Corporation may have such other offices, either within or without Nevada, as the Board of Directors of the Corporation may designate or as the business of the Corporation may require from time to time.

Section 1.2 <u>Other Offices</u> - The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE TWO
MEETINGS OF STOCKHOLDERS

Section 2.1 <u>Place</u> - All annual meetings of the stockholders shall be held at registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.2 <u>Annual Meetings</u> - Annual meetings of the stockholders, commencing with the year 2006, shall be held on the 18th day of February each year if not legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2.3 <u>Special Meetings</u> - Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the purposed meeting.

Section 2.4 <u>Notices of Meetings</u> - Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2.5. Purpose of Meetings - Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.6. Quorum - The holders of a majority of the stock issued and outstanding and entitled to vote there at, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.7 Meetings by Telecommunications. Any or all shareholders may participate in an annual or special meeting by, or conduct the meeting through the use of, any means of communication by which all shareholders participating may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

Section 2.7. Voting - When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.8. Share Voting - Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Section 2.9. Proxy - At the meeting of the stockholders any stockholder may be presented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 2.10. <u>Written Consent in Lieu of Meeting</u> - Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE THREE
DIRECTORS

Section 3.1. <u>Powers</u> - The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.2 <u>Nomination of Directors</u>. Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nomination for election to the Board of Directors of the Corporation at a meeting of shareholders may be made by the Board of Directors or by any shareholder of the Corporation entitled to vote for the election of Directors at such meeting who complies with the notice procedures set forth in this Section. Such nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary, and received not less than 60 days nor more than 90 days prior to such meeting; provided, however, that if less than 70 days' notice or prior public disclosure of the date of the meeting is given to shareholders, such nomination shall have been mailed or delivered to the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of the Corporation which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Statutes of 1934, as amended (including such person's written consent to be named as a nominee and to serve as a Director if elected); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such shareholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such shareholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the

Corporation to determine the eligibility of such proposed nominee to serve as a Director of the Corporation. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 3.3. Number of Directors - The authorized number of Directors shall be not less than three nor more than thirteen; provided, however, that if the Corporation has less than three shareholders entitled to vote for the election of directors, the Board of Directors may consist of a number of individuals equal to or greater than the number of those shareholders. The current number of Directors shall be within the limits specified above, as determined (or as amended from time-to-time) by resolution adopted by the Directors. Subject to any contractual obligations of the Corporation, the number of Directors may be decreased at any time and from time to time by a majority of the Directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. The directors shall be elected at the annual meeting of the shareholders by such shareholders as have the right to vote on such election. Directors need not to be residents of Nevada or shareholders of the Corporation.

Section 3.5 Term – Directors shall serve staggered three year terms.

Section 3.4. Resignation - A director may resign at any time by giving a written notice of resignation to the Corporation. Such a resignation is effective when the notice is received by the Corporation unless the notice specifies a later effective date, and the acceptance of such recognition shall not be necessary to make it effective.

Section 3.5. Vacancies - Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and vacancies on the Board of Directors resulting there from shall be filled only by the stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

ARTICLE FOUR
MEETINGS OF THE BOARD OF DIRECTORS

Section 4.1. Place - Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 4.2. First Meeting - The first meeting of each newly elected Board of Directors shall be immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 4.3. Regular Meetings - Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4.4. Special Meetings - Special Meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail, electronic mail, facsimile or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 4.5. Notice - Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 4.6. Waiver - The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.7. Quorum - A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 4.8. Presumption of Assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (1) the director objects at the beginning of the meeting, or promptly upon his or her arrival, to holding or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting; (2) the director contemporaneously requests that his or her dissent or abstention as to any specific action be entered in the minutes of the meeting; or (3) the director causes written notice of his or her dissent or abstention as to any specific action be received by the presiding officer of the meeting before its adjournment or to the Corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 4.9. Meetings by Telecommunications. Any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 4.10 Action Without a Meeting. Any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if all the directors consent to such action in writing. Action taken by written consent is effective when the last director signs the consent, unless, prior to such time, any director has revoked a consent by a signed writing received by the Corporation, or unless the consent specifies a different effective date. A signed consent has the effect of an action taken at a meeting of directors and may be described as such in any document.

Section 4.11. Adjournment - A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

ARTICLE FIVE
COMMITTEES OF DIRECTORS

Section 5.1. Power to Designate - The Board of Directors may, by resolution adopted by a majority of whole Board, designate one or more committees of the Board of Directors, each committee to consist of one or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 5.2. Regular Minutes - The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 5.3. Written Consent - Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE SIX
COMPENSATION OF DIRECTORS

Section 6.1. Compensation - The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall prelude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE SEVEN
NOTICES

Section 7.1. Notice - Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram or via electronic mail.

Section 7.2. <u>Consent</u> - Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meetings shall be as valid as if they had occurred at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such a meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity of defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 7.3. <u>Waiver of Notice</u> - Whenever any notice whatsoever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


ARTICLE EIGHT
OFFICERS


Section 8.1. <u>Appointment of Officers</u> - The officers of the corporation shall be chosen by the Board of Directors and shall be the Chief Executive Officer, President, Secretary and a Treasurer or Chief Financial Officer. Any person may hold two or more offices.

Section 8.2. <u>Term of Office.</u> The officers of the Corporation shall be appointed by the Board of Directors for a term as determined by the Board of Directors. The designation of a specified term does not grant to the officer any contractual rights, and the Board can remove the officer at any time prior to the termination of such term. If no term is specified, the officer shall hold office until he or she resigns, dies or until he or she is removed in the manner provided in section 8.3 of these Bylaws.

Section 8.3. <u>Removal.</u> Any officer or agent may be removed by the Board of Directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

Section 8.4. <u>Resignation.</u> Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the Corporation, by giving notice to the Chief Executive Officer, President or the Board of Directors. An officer's resignation shall be effective when received by the Corporation, unless the notice specifies a later effective date, and the acceptance of such resignation shall not be necessary to make it effective.

Section 8.5. <u>Time of Appointment</u> - The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a Chief Executive Officer, President, a Secretary and a Treasurer or Chief Financial Officer, none of whom need be directors.

Section 8.6. <u>Additional Officers</u> - The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 8.4. <u>Salaries</u> - The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 8.5. <u>Vacancies</u> - The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 8.6. <u>Chairman of the Board</u> - The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 8.7. <u>Vice-Chairman</u> - The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 8.8. <u>Chief Executive Officer</u>. The Chief Executive Officer shall, subject to the control of the Board of Directors, in general supervise and control all of the business and affairs of the Corporation. Unless there is a Chairman of the Board, the Chief Executive Officer shall, when present, preside at all meetings of the shareholders and of the Board of Directors. In general, the Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 8.9 <u>President.</u> The President shall, subject to the direction of the Board of Directors, have general and active control of the internal day-to-day business and affairs of the Corporation and the general supervision of its employees and agents. The President shall see that all resolutions of the Board of Directors are carried into effect as they pertain to the day-to-day business and operations of the Corporation, and, in addition, shall have all the powers and perform all the duties generally appertaining to the office of the President of a corporation. The President shall make annual reports and submit the same to the Chief Executive Officer and Board of Directors and to the shareholders at their annual meeting, showing the condition and affairs of the Corporation. He or she shall from time to time make such recommendations to the Chief Executive Officer, the Board of Directors, and such other persons as he or she thinks proper and shall bring before the Chief Executive Officer and the Board of Directors such information as may be required or appropriate, relating to the business and property of the Corporation.

Section 8.10. Vice-President - The Vice-President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 8.11. Secretary - The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

Section 8.12. Assistant Secretaries - The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform such other duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8.13. Treasurer or Chief Financial Officer - the Treasurer or Chief Financial Officer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 8.14. Surety - If required by the Board of Directors, he shall give the corporation a bond in such sum surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 8.15. Assistant Treasurer or Controller - The Assistant Treasurer or Controller, shall assist the Treasurer or Controller, and shall, unless otherwise determined by the President or the Board of Directors, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may

CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of MEMS USA, Inc. and that the foregoing Bylaws, consisting of 14 pages, constitute the Bylaws of MEMS USA, Inc., as duly adopted at a regular meeting the Board of Directors of the corporation held March 1, 2004.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 1st day of March, 2004.



Daniel Moscaritolo
Secretary

contained in the notice of the meeting.

Section 12.2. <u>By Board of Directors</u> - The Board of Directors by a majority vote of the whole Board at any meeting may repeal or amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

required to be maintained by the Corporation under the Statutes and which are subject to inspection and copy under the Statutes. The scope of and requirements for such inspection right (including any required notice or purposes) shall be as provided under the Statutes.

ARTICLE ELEVEN
INDEMNIFICATION

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE TWELVE
AMENDMENTS

Section 12.1. By Shareholder - The Bylaws may be amended by a majority vote of an the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been stockholders for any purpose, as a record date for determination of the stockholders entitled to receive payment of any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholder of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

Section 9.6. Shareholders Record - The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE TEN
GENERAL PROVISIONS

Section 10.1. Dividends - Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 10.2. Reserves - Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 10.3. Checks - All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 10.4. Fiscal Year - The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 10.5. Corporate Seal - The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

Section 10.6 Inspection of Records by Shareholders and Directors. A shareholder or director of a Corporation is entitled to inspect and copy, during regular business hours at the Corporation's principal office, any of the records of the Corporation from time to time prescribe.

ARTICLE NINE
CERTFICATES OF STOCK

Section 9.1. Share Certificates - Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of certificate which the corporation shall issue to represent such stock.

Section 9.2. Transfer Agents - If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officers who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 9.3. Lost or Stolen Certificates - The Board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit to that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 9.4. Share Transfers - Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duly of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 9.5. Voting Shareholder - The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of

UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA
CIVIL COVER SHEET

I (a) PLAINTIFFS (Check box if you are representing yourself [ ])
CONVERGENCE ETHANOL, INC., a Nevada corporation

DEFENDANTS
DANIEL MOSCARITOLO, an individual; and DOES 1-10

(b) County of Residence of First Listed Plaintiff (Except in U.S. Plaintiff Cases): Los Angeles County, California

County of Residence of First Listed Defendant (In U.S. Plaintiff Cases Only):

(c) Attorneys (Firm Name, Address and Telephone Number. If you are representing yourself, provide same.)
Daryl M. Crone
Baker Marquart & Crone LLP
11755 Wilshire Blvd., Ste. 2340
Los Angeles, California 90025

310-575-3800

Attorneys (If Known)

COPY

II. BASIS OF JURISDICTION (Place an X in one box only.)

- [ ] 1 U.S. Government Plaintiff
- [X] 3 Federal Question (U.S. Government Not a Party)
- [ ] 2 U.S. Government Defendant
- [ ] 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES - For Diversity Cases Only
(Place an X in one box for plaintiff and one for defendant.)

	PTF	DEF		PTF	DEF
Citizen of This State	[ ] 1	[ ] 1	Incorporated or Principal Place of Business in this State	[ ] 4	[ ] 4
Citizen of Another State	[ ] 2	[ ] 2	Incorporated and Principal Place of Business in Another State	[ ] 5	[ ] 5
Citizen or Subject of a Foreign Country	[ ] 3	[ ] 3	Foreign Nation	[ ] 6	[ ] 6

IV. ORIGIN (Place an X in one box only.)

- [X] 1 Original Proceeding
- [ ] 2 Removed from State Court
- [ ] 3 Remanded from Appellate Court
- [ ] 4 Reinstated or Reopened
- [ ] 5 Transferred from another district (specify):
- [ ] 6 Multi-District Litigation
- [ ] 7 Appeal to District Judge from Magistrate Judge

V. REQUESTED IN COMPLAINT: JURY DEMAND: [X] Yes [ ] No (Check 'Yes' only if demanded in complaint.)

CLASS ACTION under F.R.C.P. 23: [ ] Yes [X] No

[X] **MONEY DEMANDED IN COMPLAINT: $** Proof

VI. CAUSE OF ACTION (Cite the U.S. Civil Statute under which you are filing and write a brief statement of cause. Do not cite jurisdictional statutes unless diversity.)
This action arises under the securities laws of the United States, 15 U.S.C. § 78a, et seq. Defendant solicited proxies in violation of the Securities Exchange Act of 1934.

VII. NATURE OF SUIT (Place an X in one box only.)

OTHER STATUTES
- [ ] 400 State Reapportionment
- [ ] 410 Antitrust
- [ ] 430 Banks and Banking
- [ ] 450 Commerce/ICC Rates/etc.
- [ ] 460 Deportation
- [ ] 470 Racketeer Influenced and Corrupt Organizations
- [ ] 480 Consumer Credit
- [ ] 490 Cable/Sat TV
- [ ] 810 Selective Service
- [X] 850 Securities/Commodities/ Exchange
- [ ] 875 Customer Challenge 12 USC 3410
- [ ] 890 Other Statutory Actions
- [ ] 891 Agricultural Act
- [ ] 892 Economic Stabilization Act
- [ ] 893 Environmental Matters
- [ ] 894 Energy Allocation Act
- [ ] 895 Freedom of Info. Act
- [ ] 900 Appeal of Fee Determination Under Equal Access to Justice
- [ ] 950 Constitutionality of State Statutes

CONTRACT
- [ ] 110 Insurance
- [ ] 120 Marine
- [ ] 130 Miller Act
- [ ] 140 Negotiable Instrument
- [ ] 150 Recovery of Overpayment & Enforcement of Judgment
- [ ] 151 Medicare Act
- [ ] 152 Recovery of Defaulted Student Loan (Excl. Veterans)
- [ ] 153 Recovery of Overpayment of Veteran's Benefits
- [ ] 160 Stockholders' Suits
- [ ] 190 Other Contract
- [ ] 195 Contract Product Liability
- [ ] 196 Franchise

REAL PROPERTY
- [ ] 210 Land Condemnation
- [ ] 220 Foreclosure
- [ ] 230 Rent Lease & Ejectment
- [ ] 240 Torts to Land
- [ ] 245 Tort Product Liability
- [ ] 290 All Other Real Property

TORTS PERSONAL INJURY
- [ ] 310 Airplane
- [ ] 315 Airplane Product Liability
- [ ] 320 Assault, Libel & Slander
- [ ] 330 Fed. Employers' Liability
- [ ] 340 Marine
- [ ] 345 Marine Product Liability
- [ ] 350 Motor Vehicle
- [ ] 355 Motor Vehicle Product Liability
- [ ] 360 Other Personal Injury
- [ ] 362 Personal Injury-Med Malpractice
- [ ] 365 Personal Injury-Product Liability
- [ ] 368 Asbestos Personal Injury Product Liability

TORTS PERSONAL PROPERTY
- [ ] 370 Other Fraud
- [ ] 371 Truth in Lending
- [ ] 380 Other Personal Property Damage
- [ ] 385 Property Damage Product Liability

BANKRUPTCY
- [ ] 422 Appeal 28 USC 158
- [ ] 423 Withdrawal 28 USC 157

CIVIL RIGHTS
- [ ] 441 Voting
- [ ] 442 Employment
- [ ] 443 Housing/Accommodations
- [ ] 444 Welfare
- [ ] 445 American with Disabilities - Employment
- [ ] 446 American with Disabilities - Other
- [ ] 440 Other Civil Rights

PRISONER PETITIONS
- [ ] 510 Motions to Vacate Sentence Habeas Corpus
- [ ] 530 General
- [ ] 535 Death Penalty
- [ ] 540 Mandamus/ Other
- [ ] 550 Civil Rights
- [ ] 555 Prison Condition

FORFEITURE/PENALTY
- [ ] 610 Agriculture
- [ ] 620 Other Food & Drug
- [ ] 625 Drug Related Seizure of Property 21 USC 881
- [ ] 630 Liquor Laws
- [ ] 640 R.R. & Truck
- [ ] 650 Airline Regs
- [ ] 660 Occupational Safety/Health
- [ ] 690 Other

LABOR
- [ ] 710 Fair Labor Standards Act
- [ ] 720 Labor/Mgmt. Relations
- [ ] 730 Labor/Mgmt. Reporting & Disclosure Act
- [ ] 740 Railway Labor Act
- [ ] 790 Other Labor Litig.
- [ ] 791 Empl. Ret. Inc. Security Act

PROPERTY RIGHTS
- [ ] 820 Copyrights
- [ ] 830 Patent
- [ ] 840 Trademark

SOCIAL SECURITY
- [ ] 861 HIA (1395ff)
- [ ] 862 Black Lung (923)
- [ ] 863 DIWC/DIWW (405(g))
- [ ] 864 SSID Title XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS
- [ ] 870 Taxes (U.S. Plaintiff or Defendant)
- [ ] 871 IRS - Third Party 26 USC 7609

VIII(a). IDENTICAL CASES: Has this action been previously filed and dismissed, remanded or closed? [X] No [ ] Yes
If yes, list case number(s):

CV 06-07971 ABC (FFMx)

FOR OFFICE USE ONLY: Case Number: ____________________

CV-71 (07/05) CIVIL COVER SHEET Page 1 of 2
CCD-JS44

UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA
CIVIL COVER SHEET

AFTER COMPLETING THE FRONT SIDE OF FORM CV-71, COMPLETE THE INFORMATION REQUESTED BELOW.

VIII(b). RELATED CASES: Have any cases been previously filed that are related to the present case? [X] No [ ] Yes

If yes, list case number(s): ____________________

Civil cases are deemed related if a previously filed case and the present case:

(Check all boxes that apply)
- [ ] A. Arise from the same or closely related transactions, happenings, or events; or
- [ ] B. Call for determination of the same or substantially related or similar questions of law and fact; or
- [ ] C. For other reasons would entail substantial duplication of labor if heard by different judges; or
- [ ] D. Involve the same patent, trademark or copyright, and one of the factors identified above in a, b or c also is present.

IX. VENUE: List the California County, or State if other than California, in which **EACH** named plaintiff resides (Use an additional sheet if necessary)

[ ] Check here if the U.S. government, its agencies or employees is a named plaintiff.

Los Angeles County, California.

List the California County, or State if other than California, in which **EACH** named defendant resides. (Use an additional sheet if necessary).

[ ] Check here if the U.S. government, its agencies or employees is a named defendant.

Ventura County, California.

List the California County, or State if other than California, in which **EACH** claim arose. (Use an additional sheet if necessary)

Note: In land condemnation cases, use the location of the tract of land involved.

Los Angeles County, California.

X. SIGNATURE OF ATTORNEY (OR PRO PER): [signature] **Date** 12/14/2006

Daryl M. Crone

Notice to Counsel/Parties: The CV-71 (JS-44) Civil Cover Sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law. This form, approved by the Judicial Conference of the United States in September 1974, is required pursuant to Local Rule 3-1 is not filed but is used by the Clerk of the Court for the purpose of statistics, venue and initiating the civil docket sheet. (For more detailed instructions, see separate instructions sheet.)

Key to Statistical codes relating to Social Security Cases:

Nature of Suit Code	Abbreviation	Substantive Statement of Cause of Action
861	HIA	All claims for health insurance benefits (Medicare) under Title 18, Part A, of the Social Security Act, as amended. Also, include claims by hospitals, skilled nursing facilities, etc., for certification as providers of services under the program. (42 U.S.C. 1935FF(b))
862	BL	All claims for "Black Lung" benefits under Title 4, Part B, of the Federal Coal Mine Health and Safety Act of 1969. (30 U.S.C. 923)
863	DIWC	All claims filed by insured workers for disability insurance benefits under Title 2 of the Social Security Act, as amended; plus all claims filed for child's insurance benefits based on disability. (42 U.S.C. 405(g))
863	DIWW	All claims filed for widows or widowers insurance benefits based on disability under Title 2 of the Social Security Act, as amended. (42 U.S.C. 405(g))
864	SSID	All claims for supplemental security income payments based upon disability filed under Title 16 of the Social Security Act, as amended.
865	RSI	All claims for retirement (old age) and survivors benefits under Title 2 of the Social Security Act, as amended. (42 U.S.C. (g))

Daryl M. Crone (Bar No. 209610)
dcrone@bmcfirm.com
BAKER MARQUART & CRONE LLP
11755 Wilshire Blvd., Suite 2340
Los Angeles, California 90025
Telephone: (310) 575-3800
Facsimile: (310) 575-3802

Attorneys for Plaintiff
Convergence Ethanol, Inc.

FILED
2006 DEC 14 PM 3:53
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
LOS ANGELES
BY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

CV06-07971 ABC (FFMx)

CONVERGENCE ETHANOL, INC., a Nevada corporation,

Plaintiff,

v.

DANIEL MOSCARITOLO, an individual; and DOES 1-10,

Defendants.

CASE NO.

COMPLAINT FOR:

(1) VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934;
(2) DECLARATORY RELIEF;
(3) BREACH OF FIDUCIARY DUTIES;
(4) INTENTIONAL INTERFERENCE WITH CONTRACT;
(5) CONVERSION

Plaintiff Convergence Ethanol, Inc. ("Convergence") alleges as follows:

PARTIES

1.   Convergence is a corporation organized and existing under the laws of the State of Nevada with its principal place of business in Westlake Village, California. Until a recent change of name, Convergence was known as "MEMS USA, Inc." The shares of Convergence are publicly traded on the OTC Bulletin Board System.

2.   On information and belief, defendant Daniel Moscaritolo is an individual residing in Thousand Oaks, California.

3.   The true names and capacities of the defendants sued herein as Does 1 through 10 are not known to Convergence, which therefore sues said defendants by such fictitious names. Does 1 through 10 are the agents, co-conspirators or joint venturers of Moscaritolo and are acting in concert or participation with him in connection with the violations of the federal securities laws alleged herein. Convergence will amend this Complaint to allege their true names and capacities when the same are ascertained.

JURISDICTION AND VENUE

4.   The Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 because this action arises under the securities laws of the United States, 15 U.S.C. § 78a, *et seq*. The Court has supplemental jurisdiction over the state law claims alleged herein pursuant to 28 U.S.C. § 1367. Venue lies in this district pursuant to 28 U.S.C. § 1391(a) because Moscaritolo resides within this district.

BACKGROUND ALLEGATIONS

Moscaritolo's Improper Campaign to Take Control of Convergence

5.　　Defendant Daniel Moscaritolo ("Moscaritolo") was an employee of Convergence from February 16, 2004, until November 17, 2006, by which time he was the company's Chief Operating Officer, Chief Technology Officer and head of Human Resources. Moscaritolo was also a member of its Board of Directors until his resignation on November 14, 2006.

6.　　Beginning in or about July 2006, Moscaritolo improperly began a campaign to wrest control of Convergence away from Dr. Latty. On information and belief, Moscaritolo's actions were taken without any care to the best interests of Convergence's shareholders, but instead were taken solely for his own personal benefit. On information and belief, while still an employee and director of Convergence, Moscaritolo communicated with numerous third-party investors of Convergence in an attempt to solicit proxies for a shareholder vote to take control of Convergence.

Moscaritolo's Interference With Company Efforts to Secure Financing

7.　　While an officer of Convergence, Moscaritolo repeatedly interfered with the company's efforts to obtain financing, thereby breaching his duty of loyalty. His stated intention in doing so was to put Convergence in serious financial peril such that its shareholders would cause Dr. Latty to be replaced by Moscaritolo in the positions of President, Chief Executive Officer and Chairman of the Board of Directors. Moscaritolo's misconduct directly led to the termination of discussions with Silverhawk Capital Partners, LLC (of Greenwich, CT), which, in September 2006, was on the verge of providing $17.5 million in financing to a Canadian corporation owned 87% by Convergence, known as Hearst Ethanol One.

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Similarly, the Laurus Capital Group (of New York, NY) had offered in September 2006 to provide $5 million in much-needed capital directly to Convergence, but, on information and belief, Moscaritolo prevented Laurus from completing its due diligence, which led to the immediate termination of its negotiations with Convergence.

8.   Unbeknownst to Convergence's executive officers at the time, on August 10, 2006, Moscaritolo also improperly obtained a copy of Richard York's e-mail records for the previous thirty day period. Mr. York is the Chief Financial Officer of Convergence. On information and belief, Moscaritolo violated York's right of privacy in order to, among other things, discover additional details regarding Convergence's efforts to secure financing. Moreover, in or about November 2006, Moscaritolo attempted to obtain York's most recent email messages, as well as Dr. Latty's email messages. However, Dr. Latty timely discovered the misconduct and was able to intercede.

Moscaritolo's Interference With Company Business Opportunities

9.   Moscaritolo also directly interfered with the crown jewel of Convergence's business – its "Hearst Ethanol One" venture for the development of an ethanol plant in Ontario, Canada. On information and belief, Moscaritolo informed the minority shareholder of the Hearst Ethanol One holding corporation, Claude Villaneuve (and other Canadian stakeholders in the project), that Dr. Latty and Mr. York had deliberately misrepresented the potential earning capabilities of the joint venture once the ethanol plant becomes operational. Moscaritolo's assertions of fact in that regard were demonstrably false.

10.   In addition, Convergence entered into an agreement with a company that has offered to license to Convergence its technology for use in the Hearst Ethanol One project. In connection therewith, that company provided Convergence with a confidential written report. On information and belief, in or about October 2006, Moscaritolo traveled to that company with Claude Villaneuve

- 3 -

and convinced him that he could obtain the technology necessary to build an ethanol plant without Convergence's participation. On information and belief, Moscaritolo did so in order to convince Mr. Villaneuve that he should deal with Moscaritolo rather than with Dr. Latty, and/or that Mr. Villaneuve should enter into a new joint venture with Moscaritolo, to the exclusion of Convergence. Since the October 2006 meeting between Moscaritolo and Mr. Villaneuve, Mr. Villaneuve has refused to communicate with Convergence's Chief Executive Officer and President, Dr. Latty.

Moscaritolo's Retention of Personal Counsel at Company Expense

11. Furthermore, in October 2006, Moscaritolo presented Mr. York with a contract dated as of August 8, 2006, purportedly evidencing Convergence's retention of an attorney named Alan Shifman as the corporation's outside legal counsel. After execution of that engagement agreement, on or about September 18, 2006, Moscaritolo hired Shifman as the corporation's "in-house" counsel, at the rate of $10,000 per month.

12. The hiring of Shifman as outside or "in-house" counsel was never presented to or authorized by Convergence's Board of Directors. On information and belief, Moscaritolo hired Shifman to represent his interests, and not the corporation's. Indeed, to this day, Convergence is unaware of <u>any</u> services that Shifman provided to the corporation.

13. When Mr. York refused to issue payment by Convergence to Shifman for his services rendered to Moscaritolo, Shifman threatened to bring suit immediately. He stated that his intention in doing so would be to "kill" a financing transaction that Convergence required in order to stave off bankruptcy. Under duress, on or about October 30, 2006, Convergence entered into a "Separation Agreement and Release" with Shifman and paid him $38,952.96, in exchange for "cancellation" of his alleged employment contract.

- 4 -

Moscaritolo's Willful Dereliction of Duty

14.   Beginning in July 2006, Moscaritolo refused to perform his duties as Chief Operating Officer of Convergence. Although written demands were made to Moscaritolo, he ignored those demands and willfully ignored his job duties.

Moscaritolo's Resignation and Termination

15.   On November 14, 2006, Moscaritolo transmitted a written correspondence to Convergence wherein he resigned his position on the Board of Directors. In addition, on November 17, 2006, the Board of Directors of Convergence terminated Moscaritolo's employment for cause. Moreover, Moscaritolo has failed to return Convergence's property, including a company credit card, a company laptop computer, the technical report referenced in paragraph 10 above, and numerous other internal company documents and materials, despite several demands by Convergence.

Moscaritolo's Violations of the Securities Laws

16.   As alleged in paragraph 6, above, on information and belief, Moscaritolo began to solicit shareholder proxies from third-party investors in Convergence while still an employee of the corporation, in an attempt to take control of Convergence.

17.   On December 13, 2006, Moscaritolo arrived at Convergence's headquarters in Westlake Village, California, with a stack of shareholder proxies purporting to represent more than 67% of Convergence's shares held by 152 different shareholders. A true and correct copy of one of the proxies is attached as Exhibit A and incorporated herein as if it had been set forth at length. Moscaritolo also hand-delivered to Mr. York a letter dated December 13, 2006, informing Mr. York as Secretary of Convergence that "on behalf of the holders of two thirds of the outstanding shares of stock" in Convergence, he and several of his associates had removed from office Dr. Latty and Steven Newsome, the two directors of Convergence, and that Moscaritolo and an individual named Thomas

- 5 -

Hemingway had been voted in office to replace them. A true and correct copy of the December 13, 2006 letter is attached as Exhibit B and incorporated herein as if it had been set forth at length. Moscaritolo also brought a locksmith with him and represented that he was taking over Convergence and planned to change the locks on the company doors.

18.   As a preliminary matter, the December 13, 2006 letter delivered to York was incorrect, as Moscaritolo and his agents failed to obtain the votes of two-thirds of the outstanding shares of Convergence's stock to effect the termination of Dr. Latty and Steven Newsome as directors of the corporation (as required by Section 3.5 of the corporation's by-laws, a true and correct copy of which is attached as Exhibit C and incorporated herein as if it had been set forth at length). The December 13, 2006 letter states that there are 16,922,987 shares outstanding. In fact, there are a far greater number of Convergence shares outstanding, and the proxies that Moscaritolo purports to have secured represented less than 66 2/3% of the shares outstanding.

19.   Neither Moscaritolo nor any other party ever registered any proxy solicitation statements, or the form of proxy, with the United States Securities and Exchange Commission (the "SEC"), as required by Section 14 of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated pursuant thereto. Accordingly, the proxies he and his agents obtained are void.

20.   In addition, Moscaritolo personally owns in excess of five percent (5%) of Convergence's outstanding shares, but, on information and belief, he never filed any Schedule 13D statement to that effect with the SEC, as required by Section 13(d) of the Securities Exchange Act of 1934. Section 13(d) also required Moscaritolo and his associates to amend said disclosures to reflect that they have been acting in concert as part of a "group" to effect a change in control. Further, Section 13(d) independently prohibited Moscaritolo from communicating

with Convergence's shareholders absent his preparation, filing with the SEC, and subsequent distribution of appropriate proxy statements.

21. The federal securities laws were intended to preclude the surreptitious gamesmanship attempted by Moscaritolo. The actions by him and his agents complained of herein have damaged and will continue to damage Convergence irreparably. Convergence has no adequate remedy at law for these wrongs and injuries. Convergence is therefore entitled to a preliminary and permanent injunction restraining and enjoining Moscaritolo and his agents, servants and employees, and all persons acting thereunder, in concert with, or on their behalf, from further actions in furtherance of their attempt to effect a change in control of Convergence in reliance on the proxies obtained in violation of the federal securities laws.

FIRST CLAIM FOR RELIEF

(Violations of the Securities Exchange Act of 1934)

(Against Moscaritolo and Does 1-10)

22. Convergence hereby realleges and incorporates by reference the allegations set forth in paragraphs 1 through 21, above.

23. As alleged above, the shares of Convergence are publicly traded on a national exchange, the OTC Bulletin Board System.

24. As alleged above, Moscaritolo and his associates or agents solicited and obtained proxies from holders of Convergence stock in violation of Sections 13 and 14 of the Securities Exchange Act of 1934 and the Rules promulgated by the SEC pursuant thereto.

25. In addition, as alleged above, Moscaritolo has failed to disclose his Convergence shareholdings to the SEC in a Schedule 13D report (and also failed

- 7 -

to amend it to reflect his acting in concert with other shareholders as part of a "group"), in violation of Section 13 of the Securities Exchange Act of 1934.

26. Convergence is entitled to enforce the provisions of Sections 13 and 14 of the Securities Exchange Act of 1934 on its own behalf and/or on behalf of its shareholders. Therefore, Convergence requests that this Court issue a preliminary and permanent injunction restraining and enjoining Moscaritolo and his agents, servants and employees, and all persons acting thereunder, in concert with, or on their behalf, from further actions in furtherance of their attempt to effect a change in control of Convergence in reliance on the invalid proxies obtained in violation of the federal securities laws.

27. The Court should also award the attorneys' fees and costs incurred to bring this suit.

SECOND CLAIM FOR RELIEF

(Declaratory Judgment)

(Against Moscaritolo and Does 1-10)

28. Plaintiff hereby realleges and incorporates by reference the allegations set forth in paragraphs 1 through 21, above.

29. There is an actual and continuing controversy between Convergence, on the one hand, and Daniel Moscaritolo and his agents, on the other hand, regarding the validity of the shareholder proxies they surreptitiously obtained in violation of the federal securities laws, as alleged above.

30. Therefore, Convergence requires, and hereby demands pursuant to 28 U.S.C. § 2201, a declaratory judgment that the proxies are invalid.

31. The Court should also award the attorneys' fees and costs incurred to bring this suit.

THIRD CLAIM FOR RELIEF

(Breach of Fiduciary Duties)

(Against Moscaritolo)

32.   Convergence hereby realleges and incorporates by reference the allegations set forth in paragraphs 1 through 21, above.

33.   Moscaritolo was an officer of Convergence from February 16, 2004, until November 17, 2006, and was therefore a fiduciary of plaintiff.

34.   As described above, Moscaritolo repeatedly and intentionally breached his fiduciary duties to Convergence. Among other things, Moscaritolo: (a) engaged in a self-interested campaign to replace Dr. Latty as Chief Executive Officer of Convergence, solely for his own self-aggrandizement; (b) intentionally interfered with the corporation's efforts to obtain critically important financing; (c) violated the Chief Financial Officer's right of privacy; (d) interfered with Convergence's Hearst Ethanol One project; (e) retained legal counsel on Convergence's behalf without authorization from the corporation's Board of Directors and so that the attorney would represent his interests rather than the interests of the corporation; (f) breached his duty of care by failing to perform his job duties; and (g) improperly retained company property following his resignation and the termination of employment.

35.   The aforementioned breaches of fiduciary duties have proximately caused damage to Convergence, in an amount to be proved at trial. Convergence is also entitled to an award of punitive damages pursuant to Cal. Civ. Code § 3294 because Moscaritolo is guilty of fraud and/or malice, as defined therein. The Court should also award the attorneys' fees and costs incurred to bring this suit.

FOURTH CLAIM FOR RELIEF

(Intentional Interference with Contract)

(Against Moscaritolo)

36. Convergence hereby realleges and incorporates by reference the allegations set forth in paragraphs 1 through 21, above.

37. There is an existing contract and prospective business relationship between Convergence and an individual regarding their Hearst Ethanol One project. There is also an existing contract and prospective business relationship between Convergence and certain persons or entities referenced in paragraph 10, above, regarding the licensure of technology for use in the corporation's ethanol plant project. There was also a prospective economic relationship between Convergence and various financiers, as alleged above.

38. Moscaritolo knowingly and intentionally interfered with these contracts and disrupted Convergence's relationships with these third-parties. Among other things, Moscaritolo's interference was accompanied by defamation and by breaches of his fiduciary duties to Convergence.

39. Convergence has suffered foreseeable damages proximately caused by Moscaritolo's interference, in an amount to be proved at trial. Convergence is also entitled to an award of punitive damages pursuant to Cal. Civ. Code § 3294 because Moscaritolo is guilty of fraud and/or malice, as defined therein. The Court should also award the attorneys' fees and costs incurred to bring this suit.

FIFTH CLAIM FOR RELIEF

(Conversion)

(Against Moscaritolo)

40. Convergence hereby realleges and incorporates by reference the allegations set forth in paragraphs 1 through 21, above.

41. Moscaritolo has improperly retained property owned by Convergence and refused to return it, as described more fully in, for example, paragraph 15, above. Moscaritolo also has retained copies of email messages belonging to the corporation's Chief Financial Officer, without his or Convergence's permission.

42. Convergence has suffered damages on account of Moscaritolo's conversion of its property, in an amount to be proved at trial. Convergence is also entitled to an award of punitive damages pursuant to Cal. Civ. Code § 3294 because Moscaritolo is guilty of fraud and/or malice, as defined therein. The Court should also award the attorneys' fees and costs incurred to bring this suit.

PRAYER FOR RELIEF

WHEREFORE, Convergence respectfully requests that this Court enter judgment in its favor and against Daniel Moscaritolo and Does 1-10, and grant the following relief:

A. That Daniel Moscaritolo, as well as all persons acting under the direction, control, permission, or authority of Daniel Moscaritolo, or any of them, and all persons acting in concert therewith, be enjoined during the pendency of this action, and permanently thereafter, from any further attempts to effect a change in control of Convergence's management and/or Board of Directors in reliance on the invalid proxies they obtained in violation of the federal securities laws;

B. That the Court issue a declaration that the Convergence proxies obtained by Moscaritolo and his agents are invalid;

C. That Daniel Moscaritolo, as well as all persons acting under the direction, control, permission, or authority of Daniel Moscaritolo, or any of them, and all persons acting in concert therewith, be ordered to convey to Convergence all of the company property and materials remaining in his possession;

D. Enter an award of damages against Daniel Moscaritolo and in favor of Convergence in an amount according to proof at trial;

E. Enter an award of punitive damages against Daniel Moscaritolo and in favor of Convergence;

F. Enter an award against Daniel Moscaritolo of Convergence's attorneys' fees and costs incurred in bringing this action; and

G. Award such other relief as the Court may deem appropriate and just under the circumstances.

DATED: December 14, 2006   BAKER MARQUART & CRONE LLP

By_____
Daryl M. Crone
Attorneys for Plaintiff
Convergence Ethanol, Inc.

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DEMAND FOR JURY TRIAL

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3   Plaintiff Convergence Ethanol, Inc. hereby demands trial by jury

4 pursuant to Fed. R. Civ. Proc. § 38(b).

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6 DATED: December 14, 2006   BAKER MARQUART & CRONE LLP

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8   By_____
                                        Daryl M. Crone
9   Attorneys for Plaintiff
                                        Convergence Ethanol, Inc.

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Exhibit A

This [illegible]xy is provided by the Undersigned Shareholder of [illegible]MS USA, Inc.

The undersigned hereby appoints Daniel Moscaritolo as Proxy, with the power to appoint a substitute, and hereby authorizes him to represent and to vote all the Common Stock and/or Preferred Stock of MEMS USA, Inc. (the "Company") held of record by the undersigned at the close of business on today's date, for any meetings whether special or annual, for one year from the date of this grant of proxy, whether for any such meetings, or any postponements or adjournments thereof or to provide written consent in lieu of a meeting of shareholders with respect to the following issues:

1. Removal of all directors of the Company, including, without limitation, the Chairman of the Board of Directors; and
2. Election of Thomas Hemingway and Daniel K. Moscaritolo as directors of the Company.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL AUTHORIZE SAID PROXY TO CAST ANY AND ALL BALLOTS IN A MANNER TO BE DETERMINED IN HIS SOLE DISCRETION FOR ALL MATTERS TO come before any such meeting, or any postponements or adjournments thereof, and the Proxy is authorized, at his discretion, to vote on the matters.

Signature: [signature] . PRESIDENT

Print Name: COHEE CAPITAL MANAGEMENT

Date: 11 - 22 - 2006

Shares Beneficially Owned:

Class:	Number:
Common Stock	350,000
Preferred Stock	

Please sign exactly as your name or names appear above. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in another representative capacity, please give your full title. Is a corporation or partnership, please sign in the name of the corporation or partnership by an authorized officer or person. Please sign, date and return this proxy card promptly using the enclosed envelope.

Exhibit B

December 13, 2006

Richard York
Secretary
MEMS USA, Inc.
5701 Lindero Canyon Road, Suite 2-100
Westlake Village, California

Re: MEMS USA, Inc., a Nevada Corporation

Dear Mr. York:

On behalf of the holders of two thirds of the outstanding shares of stock in MEMS USA, Inc. (the
"Company") entitled to vote, we hereby submit this written statement notifying you that:

1.   All sitting directors of the Company are hereby terminated from the Board of Directors,
including, without limitation, the Chairman of the Board of Directors; and

2.   Thomas Hemingway and Daniel K. Moscaritolo are hereby named directors of the
Company.

This action is taken pursuant to Section 3.5 of the bylaws of the Company, which provides that
the holders of two-thirds of the outstanding shares of stock entitled to vote may peremptorily
terminate the term of office of any director by written statement filed with the secretary and that
such removal is effective immediately. That provision of the bylaws further provides that the
shareholders are authorized to fill any vacancy resulting from such a termination, and they can
elect a director to fill any vacancy at any time. This action is also taken pursuant to Section 2.10
of the bylaws, which authorizes the shareholders to take any action which may be taken by way
of a shareholder meeting by written consent.

For your information, we provide documentation reflecting that 152 shareholders, holding
11,373,661 shares of stock, constituting 67.2% of 16,922.987 shares issued and outstanding,
have provided written consented for the foregoing action.

Sincerely,



Thomas Hemingway, Gary Cohee, and Daniel Moscaritolo

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
MEMS USA, INC., now known as CONVERGENCE ETHANOL, INC.
A Nevada corporation

In accordance with Article IV, Sections 4.10, 8.1 and 8.3 of the Bylaws of the

Company, the undersigned, being all of the members of the Board (the "Board") of Mems

USA, Inc., now known as Convergence Ethanol, Inc. (the "Company"), hereby take the

following actions and adopt the following resolutions by unanimous written consent

without a meeting effective for all purposes as of December 13, 2006:

Termination of Officer

> <u>RESOLVED</u>: That James Laddy is hereby terminated from his position as Chief Executive Officer of the Company and from any other officer or employee position he may hold with the Company effective immediately after the execution of this Action by Unanimous Written Consent.

Appointment of Officers

> <u>RESOLVED</u>: That the following persons are elected as executive officers of the Company to the office set forth opposite his name, to serve until a successor is duly elected and qualified:

Chief Executive Officer and President:	Thomas Hemingway
Secretary:	Daniel Moscaritolo

Omnibus Resolutions

> <u>RESOLVED</u>: That the proper officers of the Company be, and hereby are, authorized and directed to execute and deliver, any and all certificates, documents or undertakings of any kind and nature whatsoever and to do and perform or cause to be done and performed all acts, deeds and things, in the name and on behalf of the Company or otherwise as such officers of the Company may deem necessary or appropriate for the foregoing purposes.

This Written Consent may be executed in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one instrument.

This Written Consent shall be filed in the Minute Book of the Company.





_____
Thomas Hemingway, Director

_____
Daniel Moscaritolo, Director

1. It is clear to the Directors and others privy to the circumstances affecting the Corporation that the single largest factor in its demise was the hostile corporate take-over attempts, incompetence of and harassment by former Director and Officer Mr. Daniel K. Moscaritolo. These activities along with those of his associates resulted in huge and continuing legal expenses and fatally damaged the Corporation's fund raising ability as well as diluted its efforts to conduct business. A copy of the complaint filed against Mr. Moscaritolo in Federal Court, as well as other court documents, are attached. In these are described the activities of Mr. Moscaritolo and his associates.

   Unfortunately, the Corporation has been the target of the ongoing take-over attempt led by this terminated employee and former board member, Mr. Moscaritolo. His actions and the actions of those supporting him, both before his employment was terminated for cause and after his termination, hobbled the Corporation as well as cost it, and thus the Corporation's shareholders, an incredible amount of money. While still employed with the Corporation and before he resigned as a member of the board of directors, Mr. Moscaritolo began to implement a scheme to wrest control of the Corporation from the board and its CEO, Mr. Latty. Apparently, Mr. Moscaritolo's plan was to discredit Mr. Latty in any way he could in the hope that the shareholders would force Mr. Latty out and insert Mr. Moscaritolo and his cronies as the management of the Corporation. As an officer of the Corporation and one of only two board members at the time, Mr. Moscaritolo was in a unique position to carry out his scheme. Some of the specific activities in which Mr. Moscaritolo engaged included:

   a. Mr. Moscaritolo began a systematic campaign of disparagement of both the Corporation's CEO and CFO. He waged this campaign with the Corporation's shareholders, business partners and others both inside and outside the Corporation. In his campaign he improperly revealed internal confidential Corporation documents and other confidential information. His goal was to create a distorted picture of the Corporation and its management. He damaged the Corporation's relationships with business associates and shareholders as well as with potential business participants and investors.

   b. In an apparent attempt to discredit Mr. Latty, Mr.Moscaritolo successfully worked to undermine possible funding deals that were critical to the Corporation. The lack of funding significantly impaired the Corporation's prospects. In addition, on numerous occasions Mr. Moscaritolo stated that he had investors willing to fund the Corporation's projects but he consistently refused to disclose who they were to the Corporation unless Mr. Latty was removed from office.

   c. Mr. Moscaritolo ordered a corporate employee (who reported to him), to secretly provide Mr. Moscaritolo with copies of the CFO's confidential and personal emails without proper consent or authorization from anyone. Mr. Moscaritolo did in fact wrongfully obtain and disseminate confidential information from the CFO's emails. Months later when Mr. Moscaritolo again ordered the same employee to give him, in addition to the CFO's confidential and personal emails but, also the CEO's confidential emails. The employee refused and reported the incident to the CEO.

   d. According to an affidavit filed in Federal Court, a corporate employee stated that Mr. Moscaritolo instructed him to either sabotage or delay a major project in hopes of discrediting Mr. Latty. It should be noted that the project involved the handling of very dangerous chemicals and a malfunction of the project could have caused significant damage and/or injuries. This action of Mr. Moscaritolo's was particularly outrageous.

e. Mr. Moscaritolo improperly revealed an employee's confidential and sensitive medical information. The clear purpose of Mr. Moscaritolo making such disclosures was to maliciously harm the employee who apparently Mr. Moscaritolo saw as loyal to Mr. Latty.

f. While he was still an officer and director of the Corporation, for some time Mr. Moscaritolo had been stating that he was positioning himself to file a lawsuit against the Corporation. He claimed that a confidential independent internal investigative report (regarding a transaction of a predecessor private company that occurred in 2003, before the Corporation was public) insulated Mr. Moscaritolo from any action against him and would give him a basis to file a whistleblower suit against the Corporation if his employment were terminated. This was a transparent and amateurish attempt by Mr. Moscaritolo to use the threat of a whistleblower action to get what he wanted. Mr. Moscaritolo subsequently did file a whistleblower complaint, costing the Corporation significant amounts of desperately needed capital.

g. Mr. Moscaritolo has been using his persecution of Mr. Latty regarding the confidential internal investigative report to attack Mr. Latty with allegations about a transaction that occurred before the Corporation of today even existed. Mr. Latty brought in the first significant project, an opportunity to build a blending skid under a fixed price contract. The contract price was determined by Mr. Moscaritolo and approved by the company's then CEO (who was NOT Mr. Latty). Mr. Moscaritolo managed the project which went significantly over budget, causing the company to suffer a significant loss. It is important to note that Mr. Latty was not affiliated with the company during the majority of the time the project was ongoing and particularly not at the time Mr. Moscaritolo was responsible for the cost overruns. Mr. Moscaritolo claimed that Mr. Latty was an owner of the customer and failed to disclose it. Mr. Latty has maintained that he is not an owner of any stock in that company or in any of the Company's other customers. When Mr. Moscaritolo was asked, "If Mr. Latty had owned the customer and had disclosed such ownership, would it would have made any difference in whether the company would have accepted the project or whether it would have changed the fixed price quote Mr. Moscaritolo made, or in the amount of money the company spent to complete the project," Mr. Moscaritolo answered, "It would NOT have changed any of those." He was also asked if there was any economic damage to the company. His answer was "No".

After this accusation was first raised by another former employee, Mr. Latty had asked that an outside party be commissioned to investigate the issue, Mr. Moscaritolo appointed himself to be the Corporation's contact with the investigator. The preliminary investigator's report was inconclusive but negative towards Mr. Latty. However, upon further investigation it appears that Mr. Moscaritolo supplied the investigator select negative pieces of information to bias the report and withheld important positive facts. In summary, Mr. Moscaritolo took a minor allegation concerning a sale in early 2003 that he admits caused no economic damage to the Corporation and attempted to build it up into a capital offense in his attempt to remove Mr. Latty and take over the Corporation. It should also be noted that in his attempt to discredit Mr. Latty and the company Mr. Moscaritolo inappropriately disclosed confidential corporate information to outside parties.

h. After his employment was terminated for cause, Mr. Moscaritolo continued his attempts to take over the Corporation. On December 13, 2006, Mr. Moscaritolo attempted a physical takeover of the Corporation. He and his accomplices showed up at the Corporation's offices declaring that they had obtained enough proxies to effect a take over. Mr. Moscaritolo even brought a locksmith with him so that he and his associates could physically take over the Corporation's offices. Thanks to the good work of the CFO and the Corporation's attorneys, Mr. Moscaritolo's attempt to physically take over the Corporation was thwarted. As it turned out, Mr. Moscaritolo did not have the required number of proxies and the proxies that were presented were obtained in violation of SEC securities laws.

i. Once his attempt to storm the offices and take over the Corporation failed, Mr. Moscaritolo continued his take over attempts by filing suit in Nevada with another former employee, Chuck Christiansen, to force the Corporation to hold an annual Shareholders meeting. Under Nevada law, public corporations registered in that state are all required to hold an annual shareholders meeting and the Corporation had not yet held an annual shareholder's meeting. However, in practice, small public Nevada corporations rarely hold annual shareholders meetings because of the very high cost and small benefit of doing so. Nevertheless, the Nevada court ordered the Corporation to hold an annual shareholders meeting which the Corporation complied. The cost of responding to Mr. Moscaritolo's suit in Nevada and the holding of the annual shareholders meeting, including legal fees, was in the range of $100,000. After all of this, neither Mr. Moscaritolo nor Mr. Christensen attended. As a consequence, there was no quorum at the meeting. Mr. Moscaritolo and Mr. Christensen again sued in Nevada to force another meeting, even though they did not show up at the first meeting. These actions caused additional significant costs to the Corporation and were ultimately dismissed by the Nevada Court.

j. Mr. Moscaritolo unilaterally and without the agreement of the CEO or the Corporation's board entered into several ill-advised and costly contracts, some of which the CEO or CFO were not even aware of at the time they were executed and which have cost the Corporation significant amounts of money.

k. Mr. Moscaritolo as COO was in charge of the operations of the Corporation's two Texas subsidiaries, Gulfgate Equipment, Inc. and Bott Equipment Company, Inc. until his employment was terminated for cause on November 17, 2006. These subsidiaries had been consistently profitable for over 35 years. Under Mr. Moscaritolo's management the subsidiaries profitability declined drastically. Employee morale plummeted while employee turnover climbed to its highest level in the +45 year history of the companies. This included the loss of a number of key, long-time employees. Under Mr. Moscaritolo's tenure the credit worthiness of the Corporation declined dramatically while long term relationships with critical vendors and key customers deteriorated to levels from which the Company could not recover.

2. The second major hurdle that led to the bankruptcy filings was the decision by the Corporation's major lender to foreclose on its loan to the Corporation that was secured by the assets in Texas. Note that there were no scheduled payments overdue. However, the loan agreement stated that unless the Corporation had registered its stock underlying the

convertible debt within an unrealistically short time period that penalties would be imposed. The lender foreclosed because those penalties could not be paid. This action effectively eliminated the Corporation's ability to attract funding to meet its short-term working capital requirements.

3. A third major hurdle was created by the Corporation's factoring lender. In an attempt to improve the cash flow at the Corporation's Texas companies an agreement was entered into with a factoring lender. Unfortunately, the factoring lender breached the agreement, in the opinion of the Corporation, and began withholding payments to the Corporation and collecting payments to which it was not entitled. This effectively cut off what little income the Corporation could have received and the factoring lender's claims (wrongful claims in the opinion of the Corporation) made it practically impossible to raise any capital to address the financial needs of the Corporation.

4. An additional hurdle that the Corporation was unable to overcome was the combined effects of the mid 2007 credit market melt-down, particularly sub-prime loans, along with the Corporation's otherwise distressed situation which thwarted the Corporation's recent efforts to raise debt or equity financing to continue operations. In addition, recently the broader U.S. equities market has become disillusioned with corn-based ethanol, and although the Corporation has focused on developing a non-corn based ethanol project in Canada, the net impact of these market factors created a shortage of equity investors willing to fund ethanol projects.

5. One of the ill-advised secret contracts that Mr. Moscaritolo unilaterally entered into was a retainer agreement with Mr. Louis Fillion, an attorney in Canada, who was ostensibly retained to represent the Corporation's interest in Canada related to the HEO project (the construction of a biomass to ethanol plant). The president of the Corporation's minority partner in the project is Mr. Claude Villnueve. Relations between the Corporation and Mr. Villnueve have been strained for some time, resulting in an almost total lack of cooperation from the minority partner (the Directors believe that this was in large part a result of the activities of Mr. Moscaritolo). As a result of the contract that Mr. Moscaritolo entered into with Mr. Fillion, Mr. Fillion claimed the Corporation owed him approximately $34,000.00. In May 2007, Mr. Fillion placed a lien on the property that was to be the site of the ethanol plant. However, Mr. Fillion failed to contact anyone at the Corporation to give notice of the lien and only gave notice to Mr. Villnueve. Mr. Villnueve failed to inform anyone at the Corporation. The first notice received by the Corporation was a letter that was received on approximately November 13, 2007 stating that the HEO property was going to be sold to satisfy the lien. Because of the lack of funds in the Corporation there was no way for the Corporation to pay the amount claimed under the lien on such short notice. Therefore, the property was scheduled to be sold in Hearst, Ontario on December 25, 2007. This was the final nail in the financial coffin of the Corporation.

Summary

As a result of the combination of the hostile take-over strangulation orchestrated by Mr. Moscaritolo, his mismanagement of the Texas subsidiaries, thwarted debt financing efforts, activities of the lender and the factoring company, and those of Mr. Fillion as well as the lack of equity investment, the Corporation has been forced to file Chapter 7 bankruptcy in the U.S Bankruptcy Court, Southern District of Texas.

Safe Harbor Disclosure

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties. Stockholders are subject to the risks and uncertainties described in Convergence Ethanol's filings with the U.S. Securities and Exchange Commission, including Convergence Ethanol's third quarter report on Form 10-QSB/A for the quarter ended June 30, 2007. In addition, stockholders and others are directed to www.sec.gov for a complete list of filed documents.

CONTACT:

If you would like to view the bankruptcy petition and other documents filed by Convergence Ethanol, Inc. and others, they are available at the Internet home page http://www.txs.uscourts.gov/

Or at:

The Clerk's Office,
United States Bankruptcy Court,
PO Box 61288,
Houston, TX 77208.

1 ROBERT L. MEYLAN (SBN 144031)
   VICTOR T. FU (SBN 191744)
2 RICHARDSON & PATEL LLP
   10900 Wilshire Blvd., Suite 500
3 Los Angeles, California 90024
   Telephone: (310) 208-1182
4 Facsimile: (310) 208-1154
5
   Designated Representatives for
6 Convergence Ethanol, Inc.
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8   BEFORE THE U.S. DEPARTMENT OF LABOR -
9   OCCUPATIONAL SAFETY AND HEALTH ADMINISTRATION
10
11 In re: CASE NO. 9-3290-07-019
12 Convergence Ethanol, Inc., et al. /
13 Moscaritolo   RESPONSE OF CONVERGENCE
                                       ETHANOL, INC. TO COMPLAINT
14   FILED BY DANIEL MOSCARITOLO
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                                1

TABLE OF CONTENTS

1

RESPONSE OF CONVERGENCE ETHANOL, INC.

I.

INTRODUCTION

Daniel Moscaritolo ("Moscaritolo"), a disgruntled former employee and officer of Convergence Ethanol, Inc. (the "Company") was terminated for cause on November 17, 2006. Three days prior, Moscaritolo had tendered his resignation as a member of the Company's Board of Directors. On December 13, 2006, and without any advance warning, Moscaritolo returned to the Company's headquarters with a co-conspirator, Thomas Hemingway, and asserted that he held sufficient shareholder proxies to authorize him to remove and replace all members of the Company's Board of Directors and management. Although Moscaritolo's effort to take over the Company's Westlake Village offices was averted, he concurrently sent a letter to the Company's stock transfer agent claiming he was now in control of the Company and demanding that all further share issuances cease and initiated a change in officers and directors with the Nevada Secretary of State.

However, Moscaritolo's hostile takeover over the Company soon floundered. The Company's stock transfer agent determined that the shareholder proxies presented by Moscaritolo were inadequate to effectuate the purported change of the board and management of the Company. A United States District Judge presiding in Los Angeles subsequently ruled that Moscaritolo's attempt to take over the Company was based upon illegally obtained proxies. Among other things, neither Moscaritolo nor any other party ever bothered to comply with federal securities regulations requiring the registration of proxy solicitation statements with the Securities and Exchange Commission (the "SEC") and the service of these registered statements on the Company's shareholder in advance of such proxy solicitations. Unable to effectuate his hostile takeover of the Company and nearly a month and a half after being terminated, Moscaritolo proceeded to submit his whistleblower complaint to the Department of Labor.

The salient facts and circumstances surrounding Moscaritolo's termination for cause demonstrate the Company did not terminate him for reporting legal violations by the Company's officers. The purported violations which are claimed by Moscaritolo were never pursued or otherwise investigated by the SEC or any other securities regulatory body. In fact, the primary

RESPONSE OF CONVERGENCE ETHANOL, INC.

allegations by Moscaritolo relate to a contract to produce a blending skid for a company called Accelon. The Company was not a party to this contract. Rather, the contract was entered into four years ago by a private corporation that was subsequently acquired by the Company in the early part of 2004 and before the Company's current President ever became an officer or director of the Company. Furthermore, Moscaritolo was not the first person to make the allegations on which his complaint is based. Instead, the allegations were first made by the Company's former CEO, James Weisdorn, in the context of a lawsuit instituted by the Company against him.

Significantly, the actual crux of the dispute between Moscaritolo and current management of the Company is a battle for control over the Company itself. Three days after Moscaritolo voluntarily tendered his resignation as a member of the Company's Board of Directors, the Company's remaining Board members unanimously voted to terminate his employment for cause on November 17, 2006. The Company's decision to terminate Moscaritolo's employment as its Chief Operating Officer and Chief Technical Officer was wholly unrelated to his alleged pursuit of an investigation into alleged misconduct of its President and Chief Executive Officer, Dr. James Latty. Starting in or about the end of 2005, it became steadily apparent that Moscaritolo harbored a deep resentment toward Dr. Latty which had little to do with purported ethics violations and had everything to do with Moscaritolo's desire to control the Company.

Since that time and up to his termination, Moscaritolo had shown himself singularly incapable of discharging his job duties. Although his employment agreement explicitly mandated that he was to report to the Company's President, Dr. James Latty, Moscaritolo initiated a plan to take over the Company from Dr. Latty in the months leading to his termination. Among other things, Moscaritolo: (1) disregarded his duties as the COO and CTO of the Company; (2) engaging in insubordination by ignoring a series of directions from Dr. Latty concerning the performance of his job duties; (3) engaged in improper harassment of several employees of the Company and its subsidiaries; (4) intentionally interfered with the Company's attempts to secure desperately needed financing; (5) attempted to sabotage one of the Company's key projects and (6) made unauthorized demands for and disclosures of confidential medical information and private e-mail correspondence of other officers of the Company. Moscaritolo admitted to other

RESPONSE OF CONVERGENCE ETHANOL, INC.

officers and directors that he had no intention of following the directions of the Company's President and Chairman and sought to put the Company in serious financial peril such that its shareholders would place Moscaritolo in charge of the Company. In furtherance of those efforts, Moscaritolo improperly obtained the e-mail records of the Company's Chief Financial Officer, which included confidential communications with the Company's securities counsel and with potential financiers.

Moscaritolo was not terminated because of the Internal Investigation Report which was initiated and authorized by Dr. Latty. Nor was he terminated for his unsupported claims about other purported misconduct by Dr. Latty. Despite numerous demands, Mr. Moscaritolo abandoned his duties as the Company's COO and CTO and began a campaign to get himself placed in the top position at the Company. When viewed in light of all of the relevant facts and circumstances, it becomes clear that Moscaritolo's purported claims about reporting legal violations by other officers of the Company are being utilized by him as a cynical tool to gain control of the Company and as a mask to hide his own clear and indelible inadequacies as the Company's COO and CTO.

II.

FACTUAL & PROCEDURAL HISTORY

A. Dr. Latty's and Moscaritolo's Involvement with MEMS California

In the latter part of 2001, Dr. James Latty, the Company's current CEO, President and Chairman of the Board, first met Moscaritolo. (Declaration of James Latty ("Latty Decl."), page 1, ¶ 2.) At that time, Moscaritolo was an employee of PTI Technologies, a division of ESCO Technologies, Inc. ("ESCO") and Dr. Latty was Director of Business Development with Rockwell International, Inc. ("Rockwell). (Latty Decl., page 1, ¶ 2.) Dr. Latty and Moscaritolo engaged in discussions relating to the negotiation of an intellectual property license between Rockwell and ESCO. (Latty Decl., page 1, ¶ 2.) In or about June 2002, Moscaritolo spoke with Dr. Latty about a private corporation he had founded with another person, Lawrence Weisdorn, under the name MEMS USA, Inc., a California corporation (hereafter "MEMS California"). (Latty Decl., page 1,

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¶ 2.) Moscaritolo invited Dr. Latty to work as a consultant for MEMS California. (Latty Decl., page 1, ¶ 3.)

Dr. Latty agreed to provide consulting services for MEMS California pursuant to a written agreement dated July 1, 2002. (Latty Decl., Exhibit A.) Pursuant to this agreement, Dr. Latty was compensated for providing consulting services, given the nominal title of president and offered additional compensation if he was subsequently able to work full-time for MEMS California. Moscaritolo and Weisdorn had entered into similar agreements whereby Moscaritolo became the Chief Operations Officer and Chief Technical Officer and Weisdorn became the Chief Executive Officer for MEMS California. (See Latty Decl., Exhibits B and C.) At the time Dr. Latty entered into the agreement, MEMS California was still in its infancy, generated no revenue and had little to no business operations. (Latty Decl., pages 1-2, ¶ 3.) While MEMS California appointed him as its nominal president, he remained a consultant and never worked full time for MEMS California. (Latty Decl., page 2, ¶ 3.) Dr. Latty continued to be employed by Rockwell until June 2004 and, therefore, was unable to take on a full-time position with MEMS California. (Latty Decl., page 2, ¶ 3.) Moreover, Dr. Latty never officially joined MEMS California as a director. (Latty Decl., page 2, ¶ 3.) Dr. Latty only began to work full time and serve as a director for its successor company in September 2004, after it had engaged in a reverse merger transaction and become MEMS USA, Inc., a Nevada corporation. (Latty Decl., page 2, ¶ 3.)

At Rockwell, Dr. Latty frequently met with a large number of different entities presenting business opportunities via the engineering and manufacture of refinery systems. (Latty Decl., page 2, ¶ 4.) One of these opportunities involved a company called Accelon which was primarily based in Canada. (Latty Decl., page 2, ¶ 4.) Dr. Latty's wife, C.A. Lombardi, was a consultant with Accelon. (Latty Decl., page 2, ¶ 4.) Notably, both Mr. Moscaritolo and Mr. Weisdorn were well aware of Dr. Latty's wife's identity. (Latty Decl., page 2, ¶ 4.) Neither Dr. Latty nor his wife have ever held any stock ownership position or interest in Accelon. (Latty Decl., page 2, ¶ 4.)

Accelon was interested in purchasing a hydrocarbon blending system, in particular a fluid blending system capable of blending three hydrocarbon liquids in specific ratios (hereafter, referred to as the "Blending Skid.") (Latty Decl., page 2, ¶ 4.) After Rockwell declined, Dr. Latty

RESPONSE OF CONVERGENCE ETHANOL, INC.

presented the Accelon project to Moscaritolo and Weisdorn to see if MEMS California would have any interest in submitting a bid in or about March 2003. (Latty Decl., page 2, ¶ 4.) Moscaritolo and Weisdorn both enthusiastically embraced the Accelon project as it was the first contract for MEMS California that would potentially generate revenue. (Latty Decl., page 2, ¶ 4.) Moscaritolo and Weisdorn immediately began negotiating contract terms with Accelon. (Latty Decl., page 2, ¶ 4.) Dr. Latty had no personal involvement negotiating the contract terms for MEMS California. (Latty Decl., page 2, ¶ 4.) Any services rendered by Dr. Latty in connection with the Accelon project were solely in his capacity as a consultant for MEMS California. (Latty Decl., page 2, ¶ 4.)

Ultimately, the demands of his position at Rockwell forced Dr. Latty to resign from MEMS California on September 1, 2003. (See Latty Decl., Exhibit D.) Shortly thereafter, at the urging of Weisdorn and Moscaritolo who continued to solicit Dr. Latty's assistance with various projects, MEMS California retained Dr. Latty's company, JAL Engineering, to provide consulting services on October 23, 2003. (See Latty Decl., Exhibit E.)

B. **Reverse Merger Transaction Between the Company and MEMS California and Subsequent Legal Action Against Weisdorn**

In or about December 2003, Weisdorn initiated discussions with various parties in an effort to convert MEMS California into a public company. (Latty Decl., page 3, ¶ 6.) MEMS California was in desperate need of funding and Weisdorn concluded that its best option was to go public in a reverse merger transaction. (Latty Decl., page 3, ¶ 6.) Consequently, pursuant to a Merger Agreement and Plan of Reorganization dated January 29, 2004, Convergence Ethanol, Inc. (then known as Lumalite Holdings, Inc.) (hereafter, the "Company") acquired all of the outstanding capital shares of MEMS California in exchange for 10 million shares of the Company's common stock. (Latty Decl., page 3, ¶ 6.) Since the stockholders of MEMS California acquired approximately 75% of the Company's issued and outstanding shares, Mr. Weisdorn and Mr. Moscaritolo became the new management team of the Company. (Latty Decl., page 3, ¶ 6.) Dr. Latty joined Mr. Weisdorn and Mr. Moscaritolo on the Board of Directors for the Company following the closing of the reverse merger. (Latty Decl., page 3, ¶ 6.) After leaving his position

6

1   with Rockwell, Dr. Latty became the President of the Company on September 9, 2004 pursuant to

2   a written employment agreement. (See Latty Decl., Exhibit F.)

3   On July 1, 2005, Dr. Latty was appointed Chairman of the Board and the Chief Executive

4   Officer of the Company after Weisdorn resigned on or about June 25, 2005. (Latty Decl., page 3,

5   ¶ 7.) On October 17, 2005, the Company filed a complaint against Mr. Weisdorn and certain

6   related parties in the Superior Court of the State of California for Los Angeles County, alleging

7   claims for, among other things, breaches of Nevada and federal law and breach of fiduciary duty.

8   (Latty Decl., page 3, ¶ 7.) The Company's claims were based in substantial part on allegations of

9   the unauthorized issuance of shares of the Company's predecessor's common stock in December

10   2003, prior to the reverse acquisition and merger with MEMS California, which was finalized in

11   February 2004. (Latty Decl., page 3, ¶ 7.) On November 3, 2005, Weisdorn filed a cross-

12   complaint against the Company, Moscaritolo and Dr. Latty, alleging claims for, among other

13   things, breach of employment agreement, libel and indemnification. (Latty Decl., page 3, ¶ 7.) In

14   his cross-complaint, Mr. Weisdorn alleged that Dr. Latty had engaged in self-dealing in

15   connection with the Accelon project. (Latty Decl., page 3, ¶ 7.) Notably, Mr. Weisdorn's claim

16   for breach of fiduciary duty arising from the alleged self-dealing was asserted against both Mr.

17   Moscaritolo and Dr. Latty. (See Weisdorn's cross-complaint (attached to the Investigative Report

18   as Exhibit P.)).

19   Weisdorn's cross-complaint was the first time any allegations were raised concerning any

20   purported self-dealing related to the Accelon project even though the project concluded in July

21   2004 (nearly a year and a half before Weisdorn's cross-complaint was filed). (Latty Decl., page 4,

22   ¶ 8.) After Weisdorn's cross-complaint was filed, Moscaritolo and Dr. Latty specifically

23   discussed their shared belief that Weisdorn's allegations were a desperate attempt to respond to the

24   Company's action against him. (Latty Decl., page 4, ¶ 8.) There was never any assertion by

25   Moscaritolo during that time period that any of Weisdorn's allegations were of any consequence

26   and Moscaritolo took no action on those allegations at that time. (Latty Decl., page 4, ¶ 8.) On

27   December 15, 2005, the Company entered into a settlement agreement and release whereby: (a)

28   Mr. Weisdorn agreed to confirm his resignation; (b) Mr. Weisdorn and his related parties agreed to

RESPONSE OF CONVERGENCE ETHANOL, INC.

return all shares or rights to shares of the Company's common stock owned or held by those parties; and (c) the parties exchanged mutual releases and dismissals. The net stock returned to the Company by the Weisdorn parties totaled 2,699,684 shares. (Latty Decl., page 4, ¶ 8.)

C. Dr. Latty Initiates Investigation to Clear His Name

Charles Christenson was employed by the Company from September 8, 2003 until June 23, 2006. (Latty Decl., page 4, ¶ 9.) One of Mr. Christensen's primary duties involved oversight of Bott Equipment Co., Inc. ("Bott") and Gulfgate Equipment, Inc. ("Gulfgate"), two subsidiaries of the Company. (Latty Decl., page 4, ¶ 9.) After employees of Bott and Gulfgate complained to Dr. Latty about leadership failures by Mr. Christensen, Dr. Latty spoke with Mr. Christensen in the middle of April 2006 about these issues and noted that his failure to address these issues could lead to his termination. (Latty Decl., page 4, ¶ 9.) Shortly after this discussion, Mr. Christensen submitted a memorandum to Mr. Moscaritolo wherein he restated the allegations made in Mr. Weisdorn's cross-complaint and demanded an investigation into Dr. Latty's alleged conduct. (Latty Decl., page 4, ¶ 9.)

In an effort to respond to Mr. Christensen's demand for an investigation, Dr. Latty spoke with the Company's outside counsel, Dan Brocket, Esq. of Quinn, Emanuel, Urquhart, Oliver & Hedges, LLP, about the situation and requested a referral to an independent attorney to conduct an internal investigation and address the allegations. (Latty Decl., page 4, ¶ 9.) Mr. Brocket referred Dr. Latty to John Moscarino, Esq. of Moscarino & Connelly. (Latty Decl., page 5, ¶ 9.) In or about May 2006, Dr. Latty asked Moscaritolo, as a fellow board member, to contact Moscarino and proceed with the investigation. (Latty Decl., page 5, ¶ 10.) Contrary to various assertions by Moscaritolo, he did not initiate this internal investigation. (Latty Decl., page 5, ¶ 10.) Moreover, Moscaritolo was never appointed corporate ombudsman or ethics officer in any official fashion by the Board or Dr. Latty as the Company's President and Chairman. (Latty Decl., page 5, ¶ 10.) There are no board minutes, resolutions or consent reflecting such a fictitious appointment. (Latty Decl., page 5, ¶ 10.) Moscaritolo took it upon himself to control what information and materials were transmitted to Mr. Moscarino. (Latty Decl., page 5, ¶ 10.) Dr. Latty fully assisted with Mr. Moscarino's investigation. He participated fully in an interview and instructed the Company's employees to cooperate with Mr. Moscarino's efforts. (Latty Decl., page 5, ¶ 10.) Dr. Latty did not impede the investigation in any fashion. (Latty Decl., page 5, ¶ 10.)

During the period following the initiation of the internal investigation, the Company was at a critical juncture as the initial influx of capital following the reverse merger was exhausted. (Latty Decl., page 5, ¶ 11.) As with many smaller, publicly traded companies, the process of obtaining financing is key to surviving and developing the business. (Latty Decl., page 5, ¶ 11.) While the Company had numerous business ventures, the Company needed to raise additional capital to support these ventures and its overall development. (Latty Decl., page 5, ¶ 11.) In connection therewith, it was essential that the Company remain timely in all requisite filings and submissions to the SEC. (Latty Decl., page 5, ¶ 11.) Since the reverse merger transaction, the Company had already submitted two periodic filings after the deadline. (Latty Decl., page 5, ¶ 11.) A third late filing would have resulted in the de-listing of the Company from the public markets. (Latty Decl., page 5, ¶ 11.) Richard York, the Company's Chief Financial Officer since November 2004, was charged with the time-consuming task of ensuring all requisite filings and submissions to the SEC were timely and properly made. (Latty Decl., page 5, ¶ 11.)

Beginning in December 2005, Moscaritolo began to express concerns to Dr. Latty on numerous occasions about the impending expiration of his employment agreement on July 1, 2006. (Latty Decl., page 5, ¶ 12.) By May 2006, these concerns transformed into demands from Moscaritolo that the Company enter into a new employment agreement to Dr. Latty. (Latty Decl., pages 5-6, ¶ 12.) In response to Moscaritolo's demands, Dr. Latty repeatedly advised Moscaritolo that the renewal of employment contracts for both of them (as Dr. Latty's employment agreement was set to expire on the same date) must wait until the Company closed its first significant financing transaction. (Latty Decl., page 6, ¶ 12.) Moscaritolo expressed deep dissatisfaction with the expiration of his employment agreement and hounded Dr. Latty about having a new employment agreement prepared for him for an extended term and additional monetary and equity compensation for him. (Latty Decl., page 6, ¶ 12.)

After Dr. Latty continued to rebuff these demands, in or about July or August 2006, Moscaritolo independently retained counsel for the purpose of drafting an employment agreement

9

between Moscaritolo and the Company. (Latty Decl., page 6, ¶ 13.) This employment agreement included, among other things, a five-year term (with automatic, annual extensions), $350,000 per year in base salary, a new car of his own choosing, creation of a "Founders' Benefits" plan for his sole benefit, a "parachute tax indemnity" and a massive severance package. (See Latty Decl., Exhibit G.) Mr. Moscaritolo presented this proposed employment agreement to Dr. Latty in the middle of August 2006. (Latty Decl., page 6, ¶ 13.) After reviewing the proposed agreement, Dr. Latty advised Moscaritolo that it was unacceptable as it provided for an unreasonable level of compensation and stock to Moscaritolo and could harm potential financing deals by scaring away investors fearful of golden parachute deals. (Latty Decl., page 6, ¶ 13.)

D. Steve Newsom Is Appointed to Board and Board Approves Proposal to Resolve Internal Issues Related to Accelon Project

Steve Newsom was introduced to the Company in connection with his representation of Mark Trumble who owned two Houston-based companies, Gulfgate Equipment, Inc. ("Gulfgate") and Bott Equipment Co., Inc. ("Bott") which were subsequently acquired by the Company. (See Declaration of Steve Newsom ("Newsom Decl."), page 1, ¶ 2.) Prior to this acquisition, Mr. Newsom had no relationship with anyone involved with the Company. (Newsom Decl., page 1, ¶ 2.) For nearly two years thereafter, he was not directly involved in the Company's activities, outside of legal representation of Mark Trumble in matters involving Gulfgate and Bott. (Newsom Decl., page 1, ¶ 2.) In the latter part of September 2006, Mark Trumble, the former principal and current employee of both Gulfgate and Bott, approached Mr. Newsom about possibly joining the Company's Board in light of the apparent conflicts between Dr. Latty and Moscaritolo. (Newsom Decl., page 1, ¶ 2.)

Shortly thereafter, during a Board meeting held on October 16, 2006 (also attended by certain substantial shareholders of the Company), Steve Newsom's appointment to the Board was approved by Dr. Latty and Mr. Moscaritolo. (See Newsom Decl., Exhibit A.) Immediately following his election to the Board, Mr. Newsom spoke with Moscaritolo concerning the future of the Company. Moscaritolo immediately asserted that Dr. Latty should be terminated and he should replace Dr. Latty. (Newsom Decl., page 1, ¶ 3.) He also raised the issue of Mr.

RESPONSE OF CONVERGENCE ETHANOL, INC.

1   Moscarino's recently completed investigative report (the "Investigative Report"). Moscaritolo

2   noted that, based upon the Investigative Report, he had concluded Dr. Latty was a dishonest

3   person and that he was unwilling to either work for Dr. Latty or take direction from him.

4   (Newsom Decl., page 1, ¶ 3) Nothing in Mr. Moscarino's report, however, warranted

5   Moscaritolo's conclusions. Moscaritolo acknowledged that Dr. Latty was the Company's

6   President and that he was required to report to Dr. Latty. (Newsom Decl., page 1-2, ¶ 3.)

7   Notwithstanding, he reiterated that he had no intention of following Dr. Latty's directions, no

8   matter what the consequence. (Newsom Decl., page 2, ¶ 3.)

9   Mr. Newsom subsequently undertook his own review of the issues raised in the

10   Investigative Report. (Newsom Decl., page 2, ¶ 4.) He spoke with Dr. Latty who indicated that,

11   contrary to Moscaritolo's varying assertions, it was Dr. Latty who personally requested the

12   appointment of independent counsel to undertake a review of various false allegations of

13   misconduct made by the Company's former CEO, Lawrence Weisdorn, and another former

14   officer, Charles Christensen. (Newsom Decl., page 2, ¶ 4.) Dr. Latty noted that Mr. Moscarino

15   had only spoken to him briefly about the allegations. (Newsom Decl., page 2, ¶ 4.) Rather, Mr.

16   Moscarino largely relied upon Moscaritolo to discuss the allegations and to interpret for him the

17   various materials concerning the Accelon project provided by the Company. (Newsom Decl.,

18   page 2, ¶ 4.) As a result, Mr. Moscarino never reviewed materials and information which Mr.

19   Newsom evaluated indicating that: (a) Dr. Latty was not an officer or director of the Company

20   during the vast majority of the Accelon transaction; (b) the Accelon transaction was primarily

21   overseen by Moscaritolo, particularly during the period where the cost overruns and delays took

22   place; (c) the terms of the agreement were specifically proposed and negotiated by Weisdorn and

23   Moscaritolo; and (d) Dr. Latty represented that he had no ownership interest in the Accelon entity

24   which contracted with the Company and he received no financial benefit from the Accelon

25   transaction. (Newsom Decl., page 2, ¶ 4.)

26   When Mr. Newsom discussed these findings with Moscaritolo, Moscaritolo conceded that:

27   (a) he and Lawrence Weisdorn had set the bid price on the Accelon deal; and (b) he was

28   personally in charge of the Accelon project when the cost overruns occurred. (Newsom Decl.,

RESPONSE OF CONVERGENCE ETHANOL, INC.

page 2, ¶ 5.) While Moscaritolo argued that he remained suspicious that Dr. Latty held some ownership interest in the Accelon entity, Moscaritolo was unable to provide any written evidence to support his suspicions. (Newsom Decl., page 2, ¶ 5.) Moreover, Mr. Newsom specifically asked Moscaritolo, whether -- if Dr. Latty had disclosed to him that Dr. Latty held an ownership interest in the Accelon entity -- he still would have voted in favor of moving forward with the Accelon project. (Newsom Decl., page 2, ¶ 5.) Moscaritolo confirmed that he would have done so. (Newsom Decl., page 2, ¶ 5.) In particular, Moscaritolo stated that, at that early moment in the Company's life, it was an essential project for the Company to obtain. (Newsom Decl., page 2-3, ¶ 5.) It was the first project that generated any revenue for the Company and one that he felt would inure to its benefit into the future. (Newsom Decl., page 3, ¶ 5.) Moreover, Moscaritolo was unable to identify any damage suffered by the Company as a direct result of Dr. Latty's alleged failure to disclose his ownership interest. (Newsom Decl., page 3, ¶ 5.) Mr. Moscaritolo also noted that the blending skid produced in connection with the Accelon transaction continued to hold value for the Company and, if a repurchase could be arranged, the Company should do so. (Newsom Decl., page 3, ¶ 5.)

Accordingly, at the Board of Directors meeting held on November 1, 2006, the board members discussed the issues raised in the Investigative Report. (Newsom Decl., page 3, ¶ 6.) In order to resolve the matter, Mr. Newsom proposed that Dr. Latty agree to personally purchase the blending skid from the Accelon entity and then sell the blending skid and all intellectual property rights related to the skid to the Company for the same amount that the Company was paid to build the blending skid. (Newsom Decl., page 3, ¶ 6.) In exchange, the Company would release him from any claims related to the Accelon transaction. (Newsom Decl., page 3, ¶ 6.) It was apparent that the Company's limited financial resources would be wasted on a further investigation. (Newsom Decl., page 3, ¶ 6.) Furthermore, (a) the transaction was entered into nearly three and a half years prior to the reverse merger of MEMS USA, Inc. into the Company; (b) Dr. Latty was not an officer or director of the Company during the primary performance of the Accelon project; (c) the bid price on the deal had not been determined by Dr. Latty, but, instead, by Weisdorn and Moscaritolo; and (d) Moscaritolo conceded he was charged with overseeing the Accelon project.

12

(Newsom Decl., page 3, ¶ 6.) The Board approved the proposal by a two to one vote with Moscaritolo voting against. (Newsom Decl., Exhibit B) At no time during the Board meeting did Moscaritolo raise any objection to Dr. Latty being permitted to vote on the resolution. (Newsom Decl., page 3, ¶ 6.) During the meeting, Moscaritolo made no assertion that either Dr. Latty or he should be required to abstain from voting on the proposal. (Newsom Decl., page 3, ¶ 6.)

E.   Moscaritolo's Overall Neglect of His Job Duties and Actions to Harm the Company Leads to His Termination.

After Dr. Latty declined Moscaritolo's demands for a new employment agreement, Moscaritolo's job performance steadily deteriorated as Moscaritolo neglected his duties as the Company's COO and CTO and engaged in other conduct which directly harmed the Company's interests. (Latty Decl., page 6, ¶ 14.)

1.   Moscaritolo's Failure to Discharge His Job Duties

Moscaritolo's employment agreement specifically required that he report to Dr. Latty as the Company's President. (See Latty Decl., Exhibit B, Paragraph 1). On September 9, 2006, Dr. Latty met with Moscaritolo to discuss the further handling of his job duties. (Latty Decl., page 6, ¶ 14(a).) Dr. Latty provided Moscaritolo with detailed instructions concerning the primary areas of focus for his work and the need to regularly update Dr. Latty and the Board of Directors. (Latty Decl., page 6, ¶ 14(a).) In that regard, Dr. Latty specifically instructed Moscaritolo, among other things, that (1) any contractual commitments must be approved by Dr. Latty as the President and a Director, (2) any prolonged absence by him from the Company's offices must be pre-approved by Dr. Latty as the President and fellow Director, (3) he must assist Mr. York to ensure all SEC submissions were timely made; (4) he must provide a plan to ensure the Company's obligations for the proposed financing deal with Laurus Funds were properly discharged; and (5) he must submit a written report on his work with the Company's Canadian subsidiary (HEO). Dr. Latty sent a memorandum confirming the details of their discussion. (See Latty Decl., Exhibit H).

After Mr. Moscaritolo failed to respond to the memorandum and to comply with the obligations set forth therein, Dr. Latty re-sent the memorandum to Mr. Moscaritolo via e-mail dated September 23, 2006 and noted the items requested therein were overdue. (See Latty Decl.,

13

Exhibit I). Dr. Latty sent another follow up e-mail requesting the items on October 5, 2006. (See Latty Decl., Exhibit K). Although Mr. Moscaritolo subsequently promised to provide all outstanding materials by November 1, 2006, Mr. Moscaritolo failed to following through on this promise. (See Latty Decl., Exhibit J). On November 6, 2006, Dr. Latty sent another follow up e-mail reiterating the Company's demand that Mr. Moscaritolo discharge his obligations by delivering urgent materials and reports. (See Latty Decl., Exhibit L). Mr. Moscaritolo failed to comply in any substantive fashion. (Latty Decl., page 7, ¶ 14(a).)

Moscaritolo's unwillingness to perform his job duties continued in the months leading up to his termination. (Latty Decl., page 8, ¶ 14(c).) On September 22, 2006, Dr. Latty sent an e-mail to Moscaritolo concerning his failure to deliver processed information for an evaluation for the Company's Canadian subsidiary. (See Latty Decl., Exhibit N.) Moscaritolo did not bother to respond to this e-mail in any fashion. (Latty Decl., page 8, ¶ 14(c)(i).) After Charles Christensen was terminated, Moscaritolo was assigned the duties of oversight and management of the Texas subsidiaries, including Gulfgate Equipment, Inc. (Latty Decl., page 8, ¶ 14(c)(ii).) On October 5, 2006, after learning that Gulfgate Equipment, Inc. was experiencing serious operational issues with a major project from another officer of the subsidiary, Dr. Latty demanded that Moscaritolo provide an update on the situation. (See Latty Decl. Exhibit O). Again, Moscaritolo completely ignored this e-mail and failed to assist in resolving those issues in any fashion. (Latty Decl., page 8, ¶ 14(c)(ii).) (See also, Newsom Decl., page 4, ¶ 7(a).)

2. Moscaritolo Actively Attempts to Sabotage Financing Deals

The Company also learned of numerous instances where Moscaritolo had sabotaged the Company's efforts to obtain critical funding. In August 2006, the Company was engaged in advanced discussions with Laurus Funds about a potential funding for the Company. (Latty Decl., page 7, ¶ 14(b).) In early September, the due diligence process was ongoing when Moscaritolo unilaterally contacted the attorney for the Laurus Funds and attempted to scuttle the financing deal for reasons unknown. (Latty Decl., page 7, ¶ 14(b).) On September 13, 2006, after learning about Moscaritolo's actions, Dr. Latty called Mr. Moscaritolo into Mr. York's office along with Richard York (the Company's Chief Financial Officer), Rene Usher (an outside consultant assisting with raising capital), and Alan Shiffman (inside company counsel). (Latty Decl., page 7, ¶ 14(b).) When Dr. Latty confronted Moscaritolo about his actions, Moscaritolo exploded with vulgar language and insults. (Latty Decl., page 7, ¶ 14(b).) Moscaritolo jumped from his chair and then charged at Dr. Latty. (Latty Decl., page 7, ¶ 14(b).) When Rene Usher attempted to intervene, Moscaritolo aggressively approached her in a threatening manner and screamed obscenities at her as well. (Latty Decl., page 7-8, ¶ 14(b).) Shortly thereafter, Dr. Latty notified Moscaritolo that an investigation would need to be conducted into threatening behavior. (See Latty Decl., Exhibit M.) Mr. Moscaritolo did little to deny the allegations and, thereafter, claimed he had been experiencing adverse side effects from medications. (See Latty Decl., Exhibit J). Although he promised a further response to the investigation on November 1, 2006, he failed to provide such a response at any time thereafter. (Latty Decl., page 8, ¶ 14(c).) The Company subsequently learned that Moscaritolo had been responsible for killing other financing deals with Silverhawk Capital Partners, LLC and Low Carbon Initiative, LLP. (See Newsom Decl., page 5, ¶ 9 and Declaration of Richard York, page 1, ¶ 4 (attached as Exhibit D to the Declaration of Daryl Crone ("Crone Decl.").)

As a result, on October 10, 2006, Dr. Latty sent an e-mail to Moscaritolo specifically instructing him not to negotiate any potentially conflicting financing deals with third parties. (Latty Decl., page 8, ¶ 14(d).) Moscaritolo had made varying efforts to find his own financing deals for the Company and was spending substantial time and expenses. (Latty Decl., page 8, ¶ 14(d).) Such expenditures were an unnecessary duplication of efforts by Mr. York and Dr. Latty and constituted a waste of the Company's resources. (Latty Decl., page 8-9, ¶ 14(d).) Dr. Latty explained to Moscaritolo that, due to the Company's cash flow issues, travel and other expenditures would have to be curtailed. (Latty Decl., page 9, ¶ 14(d).) Dr. Latty reiterated his request that Moscaritolo properly focus on discharging his duties by providing an update on several important operational issues for the Company. (See Latty Decl., Exhibit P.) Instead of properly complying, Moscaritolo responded by challenging Dr. Latty's ability to raise funding and touting his own purported efforts to raise financing. (See Latty Decl., Exhibit Q.) In response, Dr. Latty again requested that Moscaritolo properly focus on his duties. (Latty Decl., Exhibit R.)

RESPONSE OF CONVERGENCE ETHANOL, INC.

3. Moscaritolo Makes Unauthorized Demands for Private E-Mail Files of Other Officers and Unauthorized Disclosure of Confidential Medical Information.

Moscaritolo was clearly upset about being excluded from the Company's efforts to seek financing. (Latty Decl., page 9, ¶ 14(e).) In addition to continuing with his unauthorized efforts to negotiate financing deals for the Company, Moscaritolo also made improper demands for private e-mail communications of other executive officers. (See Declaration of Brad Olsan (attached to Crone Decl. as Exhibit C) ¶¶ 2-3.) In the early part of November 2006, Brad Olsan of the Company's IT department notified Dr. Latty that, in August 2006 and November 2006, Moscaritolo made unauthorized demands to him for all e-mail communications authored by or transmitted to Mr. York and Dr. Latty be turned over to him. (Latty Decl., page 9, ¶ 14(e).) Mr. Olsan complied by providing the e-mail communications of Mr. York, but refused to provide Dr. Latty's e-mail communications. (See Crone Decl., Exhibit C (Declaration of Brad Olsan) at ¶¶ 2-3). The Company also learned that Moscaritolo had obtained and reviewed confidential medical files about the Company's Chief Financial Officer, Richard York. Moscaritolo attempted to use information he reviewed in these files to get another officer of the Company fired. (Newsom Decl., page 5, ¶ 8.)

4. Moscaritolo Tries to Sabotage a Key Project for the Company

In the early part of November 2006, Quang Vu, one of the Company's engineers, notified Dr. Latty that Moscaritolo had contacted him about one of the Company's projects for an affiliate of the Chevron Corporation. (Latty Decl., page 9, ¶ 14(f).) This project represents the largest contract in the Company's history with a contract price of $1.6 million. (Latty Decl., page 9, ¶ 14(f).) Moscaritolo called the lead engineer on the project, Quang Vu, and asked him to either quit the Company or refuse to perform his duties so that the Company would breach its obligations under the $1.6 million contract, with the stated intention that it might lead to Dr. Latty's dismissal as Chief Executive Officer of the Company. (See Declaration of Quang Vu (attached to Crone Decl. as Exhibit B), ¶ 3.) Mr. Vu had worked with Mr. Moscaritolo for several years, but was

16

unable to engage in such fraudulent activity. (See Declaration of Quang Vu (attached to Crone Decl. as Exhibit B), ¶¶ 2-3.)

F. **Moscaritolo Resigns from the Board and Is Terminated as CTO and COO for Cause.**

Based upon this accumulation of facts and circumstances, it was clear Moscaritolo was sabotaging the Company's operations by failing to discharge his duties as its Chief Technical Officer and Chief Operating Officer and by engaging in a personal campaign to discredit the Company's current management and harm the Company's financial prospects for his own personal benefit. (Latty Decl., page 9-10, ¶ 15.) Moscaritolo admitted that he was positioning himself for a lawsuit against the Company and sought to cause enough harm to the Company's financial prospects so as to lead to shareholder discontent and the ousting of the Company's current management. (Newsom Decl., page 4, ¶ 8.)

Accordingly, on November 8, 2006, Dr. Latty sent out a notice of a special board meeting to be held on November 12, 2006 to Moscaritolo via e-mail. (See Latty Decl., Exhibit S.) Although he chose not to attend, Moscaritolo clearly received notice of the meeting. On the day of the Board meeting, Moscaritolo personally delivered a letter to the restaurant staff (as the Company's facilities did not have air conditioning on Sundays) with instructions that it be delivered to Dr. Latty's table. (See Newsom Decl., Exhibit C.) In the letter, Moscaritolo incorrectly asserted that the meeting was not properly noticed. During the meeting, the remaining Board members, Mr. Newsom and Dr. Latty both voted in favor of resolutions suspending Moscaritolo's powers as an officer and employee of the Company. (Latty Decl., page 10, ¶ 15 and Newsom Decl., page 6, ¶ 10.) The Board also voted in favor of offering Moscaritolo the option of resigning before moving forward on a potential termination. (Latty Decl., page 10, ¶ 15 and Newsom Decl., page 6, ¶ 10.) On November 15, 2006, Dr. Latty drafted and sent a letter to Moscaritolo notifying him of the Board's decision and his option to resign his employment. (See Latty Decl., Exhibit T.)

Two days after the November 12, 2006 Board Meeting, Moscaritolo submitted his resignation from the Board. (See Latty Decl., Exhibit U.) After Moscaritolo failed to resign his

17

employment with the Company, the Board passed a resolution terminating Moscaritolo's employment. (Latty Decl., page 10, ¶ 16 and Newsom Decl., page 6, ¶ 11.) There is no evidence to support any claim that the termination was based upon any concerns over the Investigative Report or any other purported ethics violations reported and/or pursued by Moscaritolo. The facts and circumstances reflect that Moscaritolo was wholly unconcerned with discharging his duties as an officer and engaged in numerous acts which harmed the Company to a substantial degree. On November 17, 2006, the Company sent a letter to Moscaritolo notifying him of the termination of his employment along with his final paycheck. (See Latty Decl., Exhibit V.)

G.   After His Termination, Moscaritolo Attempted a Hostile Takeover of the Company.

On December 12, 2006, the Company issued a Form 8-K wherein it announced a number of recent developments, including Moscaritolo's resignation from the Board and termination of employment, and attached a copy of Moscaritolo's resignation letter. (See Declaration of Ryan Del Giorgio ("Del Giorgio Decl."), Exhibit A.) A copy of the Form 8-K was transmitted to Moscaritolo on that same date to allow him an opportunity to respond in writing which would be publicly filed as an amendment thereto. (See Del Giorgio Decl., Exhibit B.) Suddenly, on December 13, 2006, Moscaritolo arrived unannounced at the Company's headquarters with a stack of shareholder proxies purporting to represent more than 66 2/3% of the Company's shares held by 152 different shareholders. (Latty Decl., page 11, ¶ 17 and York Decl. (attached to Crone Decl. as Exhibit D), page 2, ¶ 6.) Several of those proxies reflect that Moscaritolo began his solicitation efforts prior to his departure from the Company. (Latty Decl., page 11, ¶ 17.)

Moreover, among the proxies were e-mail messages between Moscaritolo and shareholders evidencing his solicitation of those proxies. For example, in an e-mail message dated December 8, 2006, Mr. Moscaritolo wrote to a shareholder that, further to his telephone call the previous day, "I need to 'shuffle the deck' at the top" and "I am requesting that you send me your proxy vote." The e-mail message also warned: ***Do not call or send anything to [the Company.]*** (See Latty Decl., Exhibit W.) Instead, Moscaritolo attached "the final version of the Proxy Card," and instructed the shareholder to sign it and ***fax it to Tom Hemmingway*** [*sic*]." On the date he invaded the Company's offices in Westlake Village, California, Moscaritolo also hand-delivered

to Mr. York a letter dated December 13, 2006, informing him that "on behalf of the holders of two

thirds of the outstanding shares of stock" in the Company, he and several of his associates had

purportedly removed both directors of the Company, Dr. Latty and Steven Newsom, and replaced

them with Mr. Moscaritolo and an individual named Thomas Hemingway. (See Latty Decl.,

Exhibit X, and York Decl. (attached to Crone Decl. as Exhibit D), page 2, ¶ 7.)). Moscaritolo also

brought a locksmith with him and represented that he was "taking over" the Company and planned

to change the locks on the Company's doors. (York Decl. (attached to Crone Decl. as Exhibit D),

page 3, ¶ 7.) Although sheriff's officers ultimately ordered Moscaritolo and Hemingway to depart

the premises, they vowed to attempt the same surprise "takeover" of the Company's subsidiaries

located in Houston, Texas. (Latty Decl., page 11, ¶ 17 and York Decl. (attached to Crone Decl. as

Exhibit D), page 3, ¶ 7.)

The Company rejected the purported shareholder action on the grounds that, on its face, the

purported action showed an insufficient number of votes had been obtained to approve the

requested action, and on the further grounds that the consent of shareholders was solicited and

obtained in violation of the proxy rules set forth in Section 14 of the Securities Exchange Act of

1934, as amended (the "Act"). (See also, Declaration of Richard Gordon ("Gordon Decl."),

Exhibit B.) As a consequence of the invalidity of the purported shareholder action, the Company

also rejected the actions of the new purported board of directors terminating and replacing the

officers of the Company. Moscaritolo failed to comply with even the basic formalities required by

the SEC prior to any solicitation of proxies, despite their acknowledgment in writing that the

Company is a "reporting company." For example, neither Moscaritolo nor any other party ever

registered any proxy solicitation statements, or the form of proxy, with the SEC (or any other

statement that might be required by the pertinent Rules and Regulations promulgated by the SEC).

Likewise, Moscaritolo has never filed any "Schedule 13D" statement with the SEC reflecting the

fact that he owns more than 5% of Convergence's stock. As a consequence, Moscaritolo failed to

publicly disclose that he was acting with others as part of a "group" to effect a change in control.

RESPONSE OF CONVERGENCE ETHANOL, INC.

In addition, Mr. Moscaritolo issued a demand to the Company's stock transfer agent to cease all issuances of the Company stock based upon the invalid shareholder action initiated by him. (Latty Decl., page 12, ¶ 19.) The stock transfer agent initially decided to comply with that instruction until it independently determined that Mr. Moscaritolo had failed to obtain the requisite votes and had failed to comply with the proxy solicitation rules. (See also, Gordon Decl., Exhibit B.) Likewise, Mr. Moscaritolo and/or his agents also filed with the Secretary of State for Nevada a statement purportedly reflecting the termination of Dr. Latty's and Mr. Newsom's positions as directors of the Company, and the replacement of officers such that Mr. Hemingway and Mr. Moscaritolo were now the sole officers. (See Latty Decl., Exhibit Y.)

G. Lawsuits Filed by the Company and Moscaritolo.

On December 14, 2006, the Company filed a lawsuit in the United States District Court, Central District of California, Western Division (Case No.: CV06-07971) against Moscaritolo for violations of the Act, declaratory relief, breach of fiduciary duty, intentional interference with contract, and conversion (the "Company Action"). (See Crone Decl., Exhibit A.) Specifically, the Company alleged that Mr. Moscaritolo's actions to wrest control of the board of directors were invalid and unlawful. On December 15, 2006, Moscaritolo and Hemingway filed a purported derivative lawsuit in Nevada State Court, County of Washoe (Case No.: CV0603002) seeking a court order that would require Dr. Latty and Mr. York to comply with the secret shareholder vote of their ill-gotten proxies. (See Gordon Decl., Exhibit A.) In January 2007, shortly after receiving notification from the stock transfer agent that their attempted shareholder action was invalid, Mr. Moscaritolo and Mr. Hemingway voluntarily dismissed the Moscaritolo Action. (See Gordon Decl., Exhibit C.)

On February 8, 2007, a default was entered against Moscaritolo in the Company Action after he failed to timely file a responsive pleading to the Complaint. On February 12, 2007, the Court entered an Order granting the Company's Motion for a Preliminary Injunction. Pursuant to the Order, the Court ruled that: (1) the attempted shareholder action initiated by Moscaritolo and his purported proxies were void as the proxies were solicited and obtained in violation of federal securities laws; (2) Moscaritolo and those acting in his control or direction were enjoined from

1   (a) attempting to vote any of the illegally obtained proxies; (b) purporting to act as directors of

2   officers of the Company or its subsidiaries; (c) further soliciting shareholder proxies in violation

3   of federal securities laws; and (d) disclosing any confidential or proprietary information of the

4   Company. (See Crone Decl., Exhibit E.)

5   Moscaritolo has recently retained new counsel to represent him in the Company Action.[1]

6   In order to force Moscaritolo to turn over Company property, including a laptop computer and

7   confidential or proprietary information in its files, the Company filed an application for a writ of

8   possession against Moscaritolo. (See Crone Decl., page 1, ¶ 4.) In order to resolve the

9   Company's Application for a Writ of Possession, Moscaritolo agreed to turn over the Company's

10 property to his counsel who would retain possession for the duration of the Company Action. (See

11 Crone Decl., page 1-2, ¶ 4.) In connection therewith, Moscaritolo submitted a sworn declaration

12 verifying that he turned over certain materials to his counsel. However, Mr. Moscaritolo's sworn

13 declaration also indicated that he had "wiped out all of the information" from a laptop computer

14 provided to him by the Company without authorization by the Company. (See Crone Decl.,

15 Exhibit F.) Mr. Moscaritolo's actions constitute intentional spoliation of evidence and shall

16 substantially prejudice the Company with regard to its defense of the present complaint before the

17 Department of Labor.

18   **III.**

19   **LEGAL DISCUSSION**

20 **A.   Moscaritolo's Complaint Does Not Fall Under 18 USC Section 1514A**

21   As an initial matter, it is essential to observe that Moscaritolo elected to proceed with his

22 whistleblower claims only after his attempt to effectuate a change of control of the Company in his

23 favor, via the unlawfully solicited shareholder proxies and the subsequent lawsuit he filed in

24 Nevada, failed. Notably, the lawsuit initiated by Moscaritolo in Nevada made no mention or

25

26 _____

27 [1]   The Company has since stipulated to setting aside the default in its action against
    Moscaritolo. However, the Preliminary Injunction against Moscaritolo remains in place.
28

RESPONSE OF CONVERGENCE ETHANOL, INC.

reference to any alleged whistleblower claims or legal violations by Dr. Latty or any other officers of the Company.

A Sarbanes-Oxley whistleblower claim is governed by the statutorily-mandated burden of proof scheme set forth in 49 U.S.C. § 42121(b)(2)(B). See 18 U.S.C. § 1514A(b)(2)(C). Specifically, to establish a prima facie case, a whistleblower must demonstrate by a preponderance of the evidence (i) that he engaged in protected activity, (ii) that the employer knew of the protected activity, (iii) that the whistleblower suffered an adverse personnel action, and (iv) that circumstances exist to suggest that the protected activity was a contributing factor in the adverse personnel action. 49 U.S.C. § 42121(b)(2)(B)(i); see also Collins v. Beazer Homes USA, Inc., 334 F. Supp. 2d 1365, 1375-76 (N.D. Ga. 2004).

As defined by the relevant statute (18 U.S.C. § 1514A(a)(1), "protected activity" includes the provision of information or assistance in an investigation into conduct reasonably believed to constitute a violation of 18 U.S.C. §§ 1341 (mail fraud), 1343 (fraud by wire, television and radio), 1344 (bank fraud), 1348 (securities fraud), any rule or regulations of the SEC, or any provision of Federal law relating to fraud against shareholders, where the information or assistance is provided to or the investigation is conducted by a person with supervisory authority over the employee (or such other person working for the employer who has authority to investigate, discover or terminate misconduct.) [2]

In reviewing Moscaritolo's Complaint, it is patently unclear what "protected activity" he asserts that he was engaged in under the terms of the statute. See, e.g. Lerbs v. Buca Di Beppo, Inc., 2004-SOX-8, 2004 DOLSOX LEXIS 65, at *33-34 (Dep't Labor June 15, 2004) ("[I]n order for the whistleblower to be protected by [Sarbanes-Oxley], the reported information must have a certain degree of specificity [and] must state particular concerns, which, at the very least,

_____

[2] This description is not intended as a comprehensive definition of "protected activity" under the statute. However, it does include the only portions that are even arguably applicable to this matter. See, e.g. 18 U.S.C. § 1514A(a)(1) (no allegation of termination related to any investigation by or report to a Federal agency (subpart (A)) or Congress (subpart (B))) and 18 U.S.C. § 1514A(a)(2) (no allegation of termination related to proceeding filed or about to be filed).

RESPONSE OF CONVERGENCE ETHANOL, INC.

reasonably identify a respondent's conduct that the complainant believes to be illegal."). In his listing under "Protected Activities" in the first page of the Complaint, the only allegations refer to the internal investigation of Dr. Latty related to the Accelon project. Beyond Moscaritolo's false statements that he initiated the investigation and was the "Chief Ethics Officers and Ombudsman" for the Company, Moscaritolo does not dispute that: (1) the agreement underlying the Accelon project was entered into nearly four years ago; (2) the agreement involved MEMS California, a privately-held corporation, and not the Company; and (3) the allegations giving rise to the internal investigation were raised by two former employees of the Company, Weisdorn and Christensen, and not Moscaritolo.

It is undisputed that the Accelon project was initiated and concluded while MEMS California was a privately-held company and before MEMS California engaged in the reverse merger transaction with the Company. Accordingly, any alleged fraud and investigation thereof relating to a transaction that took place before MEMS California even became affiliated with a reporting company simply does fall under the subject statute. See, Brady v. Calyon Sec. (USA) Inc., 406 F. Supp. 2d 307, 319 (D.N.Y. 2005) (the Sarbanes-Oxley Act does not provide "general whistleblower protection" governing the employment relations of any privately-held employer, even if it acts as an agent of a publicly traded company).

Where the alleged fraud was committed at a time when the subject entity was privately held with no affiliation or relationship to a reporting company, the statute should have no application as there could be no purported fraud against the shareholders of a reporting company. See, e.g. 29 C.F.R. Part 1980 (The whistleblower provisions of Section 806 of Sarbanes-Oxley "were intended to protect employees who report fraudulent activity that can mislead innocent investors in publicly traded companies"); Livingston v. Wyeth Inc., 2006 U.S. Dist. LEXIS 52978, p. 31 (D.N.C. 2006) (Where "[t]here is nothing in the record -- or in [complainant's] allegations -- indicating that [employer] made false or misleading statements, or omitted relevant information, in any documents provided to its shareholders", no claim will lie).

Beyond the absence of evidence reflecting Dr. Latty actually held any ownership interest in Accelon or otherwise financially benefited from the Accelon project, Dr. Latty was not even an officer or director of MEMS California such that any purported disclosure obligation would exist.[3] (See Latty Decl., page 1-2, ¶¶ 2-4.) Moreover, the Company respectfully maintains that the terms of the deal had not been determined by Dr. Latty, but, instead, by Weisdorn and Moscaritolo and that Moscaritolo himself was charged with overseeing the Accelon project. (See Latty Decl., page 2, ¶ 4 and Newsom Decl, page 2, ¶ 5.) Furthermore, Moscaritolo himself was unable to identify any damages suffered by the Company as a result of any purported ownership interest by Dr. Latty and conceded that he would have gone forward with the Accelon project even if such an interest had been disclosed. (Newsom Decl, page 2-3, ¶ 5.) It was essential for MEMS California as, prior to the Accelon project, it had generated no revenues whatsoever. (Newsom Decl, page 2-3, ¶ 5.) As such, it is unclear how Moscaritolo's claimed belief, that any cognizable fraud had been committed on the Company's shareholders, could be characterized as reasonable. See, <u>Livingston,</u> supra. pp. 27-28 and 33 ("Information must be sufficiently material to the company's financial picture before it will form the basis for securities fraud" and, where such materiality is lacking, there exists no reasonable, objective basis for suspecting such fraud).

A review of the MEMS Internal Investigation Report authored by John Moscarino plainly reflects that the findings contained therein are hardly definitive and extremely equivocal. The Report expressly notes that its findings "remain subject to revision, qualification and further development" and observes that there existed "conflicting allegations and recollections." (See Report, page 1-2.) The Report further acknowledges that Dr. Latty disputed any claims that he has or had an ownership interest in Accelon. (See Report, page 8). Moreover, the Report makes no conclusions about whether any legal violations of any nature were actually committed by Dr. Latty. While the Report concludes that the purported disclosure of Dr. Latty's disputed interest

---

[3] The Report heavily relied upon a Directors & Officers Questionnaire purported filled out by Dr. Latty indicating he had been an officer and director of MEMS California since November 2000. Dr. Latty strongly disputes this claim and respectfully maintains that he never officially became an officer or director of the Company until after it had engaged in a reverse merger transaction and become MEMS USA, Inc., a Nevada corporation. (See Latty Decl., page 1, ¶ 2-3.) Notably, the cross-complaint filed by Weisdorn appears to confirm that Dr. Latty's first involvement with MEMS California did not take place until July 2002. See Weisdorn cross-complaint (attached to the Report as Exhibit P), page 2, ¶ 7.

RESPONSE OF CONVERGENCE ETHANOL, INC.

"may have resulted in the company making different decisions about the business terms and conditions to be included in the original contract with Accelon," this conclusion has little value as Moscaritolo conceded that he would have proceeded with the Accelon project even if such disclosure, disputed as it may be, had been made to him. (See Newsom Decl, page 2, ¶ 5.)

While Moscaritolo makes a wide range of additional claims concerning alleged misconduct by the Company's officers (e.g. manipulation of stock price, "potential NEW MARKET deal", etc.), none of this alleged misconduct is tied any purported investigation or report of fraudulent activity or to Moscaritolo's termination. However, Moscaritolo spends a large portion of his Complaint asserting that Dr. Latty somehow misrepresented his ownership of technology to "build a large scale woodwaste/biomass-to-ethanol plant." This charge is simply absurd. Notably, the confidential project plan for the entire HEO project as it related to the bio-mass (a.k.a. wood waste) to ethanol refinery was wholly premised upon such technology being licensed from other parties. This fact was disclosed to all parties expressing interest in the project and was specifically denoted in the Confidential Hearst Ethanol One, Inc. (HEO) Project Plan. (See Latty Decl., Exhibit Z.)

Accordingly, the Company respectfully request that the Department dismiss the Complaint based upon Moscaritolo's failure to carry his burden of making the requisite prima facie showing.

B.   The Company Had Legitimate Business Reasons for Terminating Moscaritolo

Even assuming *arguendo* that Moscaritolo made the requisite prima facie showing, the relevant facts and circumstances demonstrate that the Company would have terminated Moscaritolo's employment, in the absence of any protected behavior. After the Company failed to enter into the employment agreement he proposed, Moscaritolo's job performance steadily deteriorated. Ultimately, after complaining to Moscaritolo about his repeated failures to discharge his duties as the Company's COO and CTO and learning of numerous acts by Moscaritolo to sabotage the Company's business interests, the Company terminated Moscaritolo's employment. Moscaritolo's actions following his termination make it apparent that Moscaritolo's actions were part of his attempt to effectuate a wholesale change of control in the Company's board and management for his personal benefit.

RESPONSE OF CONVERGENCE ETHANOL, INC.

In particular, from the period following the Company's rejection of his golden parachute employment deal up to his termination, Moscaritolo engaged in the following acts which led to his termination on November 17, 2006:

(a) multiple instances where Moscaritolo interfered with and sabotaged financing deals for the Company (see Latty Decl., page 7, ¶ 14(b); Newsom Decl., page 5, ¶ 9; and Declaration of Richard York, page 1, ¶ 4 (attached as Exhibit D to the Declaration of Daryl Crone ("Crone Decl.") along with related exhibits);

(b) one recorded instance where Moscaritolo attempted to sabotage the Company's performance of its largest contract with an affiliate of the Chevron corporation (see (Latty Decl., page 9, ¶ 14(f) and Declaration of Quang Vu (attached to Crone Decl. as Exhibit B), ¶ 2-3);

(c) Moscaritolo's admitted unwillingness to report to the Company's President and Chairman, Dr. Latty (see Newsom Decl., page 2, ¶ 3);

(d) Moscaritolo's repeated neglect of his duties to supervise, oversee and report on numerous Company projects and the operations of its subsidiaries (see Latty Decl., pages 6-9, ¶ 14(a) and (c) and Newsom Decl., page 4, ¶ 7(a) and related exhibits);

(e) Moscaritolo's unauthorized demands for the private e-mail files of other Company officers (Latty Decl., page 9, ¶ 14(e) and Olsan Decl. (attached as Exhibit C to Crone Decl.), ¶¶ 2-3); and

(f) Moscaritolo's unauthorized disclosure of confidential medical information and other improper treatment of the Company's employees (see Latty Decl., pages 7-8, ¶ 14(b) and Newsom Decl., page 3, ¶ 7(b)).

Where the undisputed facts clearly and convincingly reflect that the employer would have terminated the employee for reasons unrelated to any allegedly protected activity, such as "disdain for and deliberate disregard of [the employer's] policies and procedures," the whistleblower claim under Sarbanes-Oxley should be dismissed. JDS Uniphase Corp. v. Jennings, 2007 U.S. Dist. LEXIS 11318, 17 (D. Va. 2007). See also, e.g. Livingston, supra. at 34, (D.N.C. 2006) (where complainant "threatened to have a superior official removed from an office party by police officers

RESPONSE OF CONVERGENCE ETHANOL, INC.

who were nearby," "[s]uch an act of insubordination and insolence without question called for and supported Plaintiff's immediate termination" irrespective of his alleged protected activity). Accordingly, as Moscaritolo's employment would have been terminated regardless of his allegedly protected activity, his whistleblower claim should be dismissed.

C.   **Moscaritolo's Spoliation of Evidence Further Weakens His Claims**

As noted earlier, the Company has recently learned via a sworn declaration from Moscaritolo that he unilaterally wiped the hard drive from the laptop computer provided to him by the Company. In Mauricio v. IDX Systems Corporation, 464 F.3d 951, 962-963 (9th Cir. 2006), the Ninth Circuit ruled that intentional spoliation by a claimant in a Sarbanes-Oxley whistleblower action constitutes a potential basis for dismissing a Sarbanes-Oxley whistleblower complaint initiated by the claimant, including any Department of Labor proceedings. While the Company through its counsel is still in the process of investigating the nature and extent of Moscaritolo's actions, the Company respectfully maintains that: (1) Moscaritolo was aware that the Company had obtained a preliminary injunction requiring him to refrain from any disclosure of the Company's confidential and proprietary information; (2) Moscaritolo was further aware that the Company had filed an Application for a Writ of Possession to seize the Company's property in his possession, including the laptop computer; and (3) Moscaritolo's intentional wiping of the hard drive on the laptop was done in bad faith and to prevent the Company from discovering evidence in its favor contained on the hard drive.

A party's destruction of evidence constitutes as willful spoliation if the party has "some notice that the documents were *potentially* relevant to the litigation before they were destroyed." United States v. Kitsap Physicians Serv., 314 F.3d 995, 1001 (9th Cir. 2002)(emphasis added). Moreover, because "the relevance of . . . [destroyed] documents cannot be clearly ascertained because the documents no longer exist," a party "can hardly assert any presumption of irrelevance as to the destroyed documents." Alexander v. Nat'l Farmers Org., 687 F.2d 1173, 1205 (8th Cir. 1982). An act of spoliation distorts the resolution of a Sarbanes-Oxley whisteblower action where "any number of the 2,200 files could have been relevant to [employer's] claims or defenses" and "it is impossible to identify which files and how they might have been used." Mauricio, supra,

RESPONSE OF CONVERGENCE ETHANOL, INC.

1   464 F.3d at 960. Based upon the foregoing authorities, the Company respectfully submits that

2   Moscaritolo's Complaint should be subject to dismissal based upon his intentional spoliation of

3   critical evidence.


IV.

<u>CONCLUSION</u>


6   Based upon the foregoing Response and all supporting materials submitted therewith,

7   Convergence Ethanol, Inc. respectfully requests that the Department dismiss the Complaint of

8   Daniel Moscaritolo.


Respectfully submitted,


10   DATED: March 14, 2007   **RICHARDSON & PATEL LLP**



By_____

Robert Meylan
Victor T. Fu
Designated Representatives for
Convergence Ethanol, Inc.





ORIGINAL

LODGED

2007 FEB -5 PM 3:54

CLERK U.S. DISTRICT COURT CENTRAL DIST. OF CALIF. LOS ANGELES

BY

FILED CLERK, U.S. DISTRICT COURT FEB 12 2007 CENTRAL DISTRICT OF CALIFORNIA BY DEPUTY

Send

NO JS-6

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

CONVERGENCE ETHANOL, INC., a Nevada corporation, Plaintiff, vs. DANIEL MOSCARITOLO, an individual; and DOES 1-10, Defendants.	CASE NO. CV-06-07971 ABC (FFMx) **AMENDED [~~PROPOSED~~] ORDER GRANTING PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION** Date: February 12, 2007 Time: 10:00 a.m. Ctrm.: 680 Date Filed: December 14, 2006 Trial Date: None Set

DOCKETED ON CM FEB 13 2007 BY 022 15

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[PROPOSED] ORDER GRANTING PRELIMINARY INJUNCTION

THE COURT, having considered the motion of plaintiff Convergence Ethanol, Inc. ("Convergence") for a preliminary injunction (the "Motion") and all papers filed in connection therewith; all parties having been given the opportunity to be heard; and good cause appearing therefor, HEREBY FINDS AND ORDERS THAT:

1. Plaintiff has demonstrated a probable success on the merits on its first claim for relief and the possibility of irreparable harm. Indeed, defendants' ongoing violations of Sections 13 and 14 of the Securities Exchange Act of 1934 have caused and are causing irreparable injury to plaintiff as a matter of law. Likewise, the balance of hardships tips sharply in plaintiff's favor. Plaintiff's Motion is therefore GRANTED.

2. Pursuant to Fed. R. Civ. P. 65(b) and Local Rule 65-1, the Court hereby ENJOINS defendant Daniel Moscaritolo, as well as all persons acting under the direction, control, permission, or authority of Moscaritolo, or any of them, and all persons acting in concert therewith, during the pendency of this action, from:

   a. voting or attempting to vote, or claiming as valid, the Convergence shareholder proxies that they solicited and obtained in violation of the federal securities laws;

   b. purporting to act as directors or officers of Convergence [handwritten insertion: or HEO] or claiming to third-parties that they hold those positions;

   c. soliciting additional Convergence shareholder proxies absent compliance with Sections 13 and 14 of the Securities Exchange Act of 1934, and the Rules and Regulations promulgated by the SEC pursuant thereto; and

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AMENDED PROPOSED ORDER GRANTING PRELIMINARY INJUNCTION

d. disclosing or disseminating to third-parties Convergence's proprietary and confidential information, including but not limited to any portion of (1) the March 28, 2006 Hearst Ethanol One, Inc. (HEO) Project Plan; and (2) the October 11, 2006 MEMS Internal Investigation Report.

3. Consistent with this preliminary injunction, the Court declares void the shareholder action consummated by Moscaritolo and his agents on December 13, 2006, in reliance on the proxies he and his agents solicited and obtained in violation of federal law.

4. Defendants will suffer no legally cognizable form of damages upon issuance of this injunction. Accordingly, the Court finds that Convergence need not post a bond.

5. Pursuant to Fed. R. Civ. P. 65(d), this order shall be binding upon Moscaritolo and all of his agents, servants, employees and attorneys, and upon those persons in active concert or participation with each of them who receive actual notice of this order by personal service or otherwise.

DATED: Feb. 12, 2007

[signature]

UNITED STATES DISTRICT JUDGE

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AMENDED PROPOSED ORDER GRANTING PRELIMINARY INJUNCTION

1 Respectfully submitted:

2 BAKER MARQUART & CRONE LLP

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5 Daryl M. Crone
   Attorneys for Plaintiff
   Convergence Ethanol, Inc.

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AMENDED PROPOSED ORDER GRANTING PRELIMINARY INJUNCTION